Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

SPRINT NEXTEL CORPORATION,

COLLIE ACQUISITION CORP.

and

CLEARWIRE CORPORATION

Dated as of December 17, 2012

This Agreement and Plan of Merger has been provided solely to inform investors of its terms. This Agreement and Plan of Merger contains customary representations, warranties and covenants, which were made for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to This Agreement and Plan of Merger and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may be subject to important qualifications and limitations agreed to by the Sprint Nextel Corporation, Collie Acquisition Corp. and Clearwire Corporation in connection with the negotiated terms or with certain disclosures not reflected in the text of This Agreement and Plan of Merger, may not be accurate or complete as of any specified date or may be subject to a contractual standard of materiality different from those generally applicable to stockholders or other investors in Clearwire Corporation or Sprint Nextel Corporation. Clearwire Corporation’s and Sprint Nextel Corporation’s stockholders and other investors are not third-party beneficiaries under this Agreement and Plan of Merger and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Sprint Nextel Corporation, Collie Acquisition Corp. and Clearwire Corporation or any of their respective subsidiaries or affiliates.

i

ii

Company Disclosure Schedule Index

Schedule 2.2 -	Capitalization of the Company
Schedule 2.3 -	Subsidiaries
Schedule 2.5 -	Consents
Schedule 2.9 -	SEC Documents; Financial Statements; Sarbanes-Oxley; NASDAQ
Schedule 2.13 -	Litigation and Claims
Schedule 2.14 -	Employee Plans
Schedule 2.15 -	Tax Matters
Schedule 2.16(a) -	Specified Company Contracts
Schedule 2.16(b) -	Material Contracts
Schedule 2.17 -	Company Licenses
Schedule 2.18 -	Company Leases
Schedule 2.19 -	Company Network Assets
Schedule 2.22 -	Transactions with Affiliates
Schedule 2.23 -	Real Property; Leasehold; Title to Assets
Schedule 2.24(a) -	Labor and Employment Matters
Schedule 2.25(f) -	Intellectual Property
Schedule 2.26 -	Data Privacy
Schedule 4.1 -	Certain Actions Pending Merger
Schedule 4.140 -	Employee Matters
Schedule 5.1(c) -	Required Consents
Schedule 7.1 -	Company Knowledge

Sprint Disclosure Schedule Index

Schedule 3.3 -	Consents
Schedule 7.1 -	Sprint Knowledge

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 17, 2012 (this “Agreement”), by and among Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Collie Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sprint (“Acquisition Corp.” and, together with Sprint, the “Sprint Parties”), and Clearwire Corporation, a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 7.1.

RECITALS:

A. Sprint owns, directly or indirectly, (i) 30,922,958 shares of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”), (ii) 708,087,860 shares of Class B common stock, par value $0.0001 per share, of the Company (“Class B Common Stock”, and, together with Class A Common Stock, “Company Common Stock”), and (iii) 708,087,860 Class B Common Interests (“Class B Units”) of Clearwire Communications, LLC, a Delaware limited liability company (“Clearwire Communications”).

B. Sprint desires to acquire all of the shares of Company Common Stock and all of the Class B Units not owned by it, directly or indirectly, and to provide for the payment of $2.97 in cash, without interest (the “Merger Consideration”), for each such share of Class A Common Stock by means of a merger of Acquisition Corp. with and into the Company in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”), upon the terms and subject to the conditions of this Agreement (the “Merger”).

C. The respective Boards of Directors of the Company, Sprint and Acquisition Corp. have (and in the case of the Company, upon the recommendation of a special committee of its Board of Directors (the “Special Committee”)) approved this Agreement and declared it advisable and in the best interests of their respective companies and stockholders to consummate the Merger on the terms and subject to the conditions set forth herein.

E. Sprint, the Company, Clearwire Communications and Clearwire Finance, Inc. have entered into a Note Purchase Agreement of even date herewith (the “Note Purchase Agreement”), pursuant to which Sprint has agreed to purchase from Clearwire Communications and Clearwire Finance, Inc., exchangeable notes (the “Notes”) in the aggregate principal amount of up to $800 million, which Notes are exchangeable for Class A Common Stock or Class B Common Stock and Class B Units, subject to the conditions of, and adjustments set forth in, the Notes and the related indenture.

F. Sprint, the Company and Intel Capital Wireless Investment Corporation 2008A (“Intel”) have entered into an Irrevocable Exchange Agreement, of even date herewith, pursuant to which Intel has agreed to exchange its shares of Class B Common Stock together with each of its corresponding Class B Units for a corresponding number of shares of Class A Common Stock on the Closing Date, such that at the Effective Time, Sprint will own, directly or indirectly, all outstanding shares of Class B Common Stock and all outstanding Class B Units.

G. Clearwire has entered into a Voting and Support Agreement of even date herewith with each of Intel Capital Corporation, Intel Capital (Cayman) Corporation, Intel Capital Wireless Investment Corporation 2008A, Comcast Wireless Investment, LLC, and Bright House Networks, LLC (each, an “Equityholder” and such agreement, the “Voting and Support Agreement”) pursuant to which each Equityholder has agreed to vote in favor of the adoption of this Agreement and in favor of certain other matters as contemplated by the Note Purchase Agreement at the Company Stockholders’ Meeting and has, among other things, agreed to grant certain consents, waive certain rights under the Company Equityholders’ Agreement, the operating agreement of Clearwire Communications and related agreements.

H. In consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1. The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Acquisition Corp. will be merged with and into the Company, the separate existence of Acquisition Corp. will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”). The Merger will have the effects as provided by the DGCL, other applicable Law and this Agreement.

Section 1.2. Effective Time. As soon as practicable on the Closing Date, the Company will file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as is permissible in accordance with the DGCL and as the Parties may agree, as specified in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 1.3. Closing. Unless this Agreement shall have been terminated in accordance with Section 6.1, the closing of the Merger (the “Closing”) will take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 at 10:00 a.m. (eastern time) on a date to be mutually agreed to by the Parties, which date shall be no later than the third Business Day after the satisfaction or waiver of the conditions (other than conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at the Closing) provided in Article V, or at such other time and place as the Parties may agree to in writing (the “Closing Date”).

Section 1.4. Certificate of Incorporation; By-laws; Directors and Officers. At the Effective Time:

(a)	except as required by Section 4.8(a), the Amended and Restated Certificate of Incorporation of the Company shall be amended in the Merger to be the same as the certificate of incorporation of Acquisition Corp. as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be “Clearwire Corporation”) and until thereafter further amended in accordance with its terms and as provided by the DGCL, shall be the Amended and Restated Certificate of Incorporation of the Surviving Corporation;

(b)	except as required by Section 4.8(a), the By-laws of the Company as in effect immediately prior to the Effective Time shall be amended in their entirety to read as the By-laws of Acquisition Corp. as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be “Clearwire Corporation”), and as so amended shall be the By-laws of the Surviving Corporation until thereafter amended as provided in the DGCL or in the Amended and Restated Certificate of Incorporation or By-laws of the Surviving Corporation;

(c)	the directors of Acquisition Corp. immediately prior to the Effective Time shall be the directors of the Surviving Corporation following the Merger until the earlier of (i) their death, resignation or removal or (ii) such time as their respective successors are duly elected or appointed as provided in the Amended and Restated Certificate of Incorporation or By-laws of the Surviving Corporation; and

(d)	subject to Section 4.14 of the Company Disclosure Schedule, the officers of Acquisition Corp. immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of (i) their death, resignation or removal or (ii) such time as their respective successors are duly appointed as provided in the Amended and Restated Certificate of Incorporation or By-laws of the Surviving Corporation.

Section 1.5. Effect of Merger on Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquisition Corp., the Company or the holders of any shares of capital stock of the Company:

(a)	subject to Section 1.9, each share of common stock, par value $0.0001 per share, of Acquisition Corp. that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of Class A common stock, par value $0.0001 per share, of the Surviving Corporation;

(b)	subject to Sections 1.5(c), 1.6 and 1.9:

(i)	each share of Class A Common Stock that is issued and outstanding immediately prior to the Effective Time held by the Public Stockholders will be converted into the right to receive the Merger Consideration, and, when so converted, will automatically be canceled and will cease to exist;

(ii)	(A) each share of Class A Common Stock that is issued and outstanding immediately prior to the Effective Time and held by SoftBank, Sprint or any of its wholly owned Subsidiaries will be converted into and become one share of class A common stock, par value $0.0001 per share, of the Surviving Corporation and (B) each share of Class B Common Stock that is issued and outstanding immediately prior to the Effective Time will be converted into and become one share of class B common stock, par value $0.0001 per share, of the Surviving Corporation; and

(iii)	each Public Stockholder that holds a certificate or certificates, which represented outstanding shares of Class A Common Stock immediately prior to the Effective Time (“Certificates”), and each Public Stockholder that holds uncertificated shares of Class A Common Stock represented by book entry immediately prior to the Effective Time (“Book-Entry Shares”), will cease to have any rights with respect to such shares of Class A Common Stock to the extent such Certificate or Book-Entry Shares represent such shares of Class A Common Stock, except for the right to receive the Merger Consideration payable in respect of the shares of Class A Common Stock formerly represented by such Certificate or Book-Entry Shares upon surrender of such Certificate or Book-Entry Shares in accordance with Section 1.8; and

(c)	any shares of Company Common Stock then held by the Company or any wholly-owned Subsidiary of the Company or held in the Company’s treasury will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Section 1.6. Dissenting Shares.

(a)	Notwithstanding anything in this Agreement to the contrary, shares of Class A Common Stock outstanding immediately prior to the Effective Time and held by a holder who has properly demanded appraisal rights in respect of such shares, and has not effectively withdrawn such demand, in each case in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into or represent the right to receive the Merger Consideration, but their holder will instead be entitled to such rights as are afforded under the DGCL with respect to Dissenting Shares, unless such holder fails to perfect or withdraws or otherwise loses its right to appraisal.

(b)	If any holder of shares of Class A Common Stock who demands appraisal of such holder’s shares pursuant to the DGCL fails to perfect or withdraws or otherwise loses such holder’s right to appraisal, at the later of the Effective Time or upon the occurrence of such event, such holder’s Dissenting Shares will be converted into and will represent the right to receive the Merger Consideration, without interest, in accordance with Section 1.5(b).

(c)	The Company shall give Sprint:

(i)	prompt notice of any written demand for appraisal or payment of the fair value of any shares of Class A Common Stock, withdrawals or attempted withdrawals of such demands, and any other instruments served pursuant to the DGCL received by the Company; and

(ii)	the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.

(d)	The Company shall not, except with the prior written consent of Sprint, make any payment with respect to any demands for appraisal of Class A Common Stock, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 1.7. Equity Awards.

(a)	Options. At the Effective Time, each option to purchase shares of Class A Common Stock granted under any stock option plan or stock compensation plan, program or similar arrangement or any individual employment agreement, including, without limitation, the Company’s 2008 Stock Compensation Plan, 2007 Stock Compensation Plan and the 2003 Stock Option Plan (such plans, agreements, programs or similar arrangements, collectively, the “Stock Plans”) that is outstanding and unexercised immediately prior to the Effective Time, whether vested or not vested, (each, an “Option”) shall be canceled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the excess, if any, of (A) the Merger Consideration, without interest, over (B) the per share exercise price for such Option and (ii) the total number of shares of Class A Common Stock underlying such Option. All such payments with respect to each Option shall be made by the Surviving Corporation, less applicable tax withholdings, as promptly as reasonably practicable following the Effective Time (and in all events no later than the later of (A) ten (10) Business Days following the Effective Time and (B) the last day of the Surviving Corporation’s first regular payroll cycle following the Closing). For avoidance of doubt, any Option with a per share exercise price equal to or greater than the Merger Consideration shall be cancelled as of the Effective Time for no consideration.

(b)

Director Restricted Stock Units. At the Effective Time, each restricted stock unit granted under a Stock Plan that is outstanding immediately prior to the Effective Time which is held by a non-employee member of the Board of Directors of the Company (each, a “Director RSU”) shall be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration, without interest, and (ii) the number of shares of Class A Common Stock subject to such Director RSU. All such payments with respect to each Director RSU shall be made by the Surviving Corporation as promptly as reasonably practicable following the Effective Time (and in all events no later than the later of (A) ten (10) Business Days following the Effective Time and (B) the last day of the Surviving Corporation’s first regular payroll cycle following the Closing).

(c)	Non-Director Restricted Stock Units. At the Effective Time, each restricted stock unit granted under a Stock Plan that is not a Director RSU and that is outstanding immediately prior to the Effective Time (each, an “Unvested RSU”) shall be converted to a right to receive a cash payment equal to the product of (i) the Merger Consideration, without interest, and (ii) the number of shares of Class A Common Stock subject to such Unvested RSU (each, a “Restricted Cash Account”). Except as provided on Section 4.1(c) of the Company Disclosure Schedule:

(i)	as of the Effective Time, each holder of a Restricted Cash Account shall receive a lump sum cash payment equal to fifty-percent (50%) of the Restricted Cash Account balance, less applicable tax withholdings, by the Surviving Corporation as promptly as reasonably practicable following the Effective Time (and in all events no later than the later of (A) ten (10) Business Days following the Effective Time and (B) the last day of the Surviving Corporation’s first regular payroll cycle following the Closing);

(ii)	at and following the Effective Time, the remaining balance of the Restricted Cash Account shall vest and be paid, subject to the original terms and conditions of the corresponding Unvested RSU, on the earlier of (a) the original vesting schedule in accordance with the terms set forth in the applicable award agreement to the corresponding Unvested RSU or (b) the one year anniversary of the Effective Time; provided, however, that the holder of a Restricted Cash Account shall be paid the remaining balance in the Restricted Cash Account upon either the holder’s involuntary termination of employment without “Cause” (as defined below) or due to death or “Disability” (as defined below) or the holder’s resignation from employment with “Good Reason” (as defined below); provided, further, that all such payments shall be made, less applicable tax withholdings, as promptly as reasonably practicable following the applicable payment date (and in all events no later than the later of (1) three (3) Business Days following the applicable payment date and (2) the last day of the Surviving Corporation’s first regular payroll cycle following the applicable payment date);

(iii)	the terms “Cause”, “Disability” and “Good Reason” shall have the same definitions as provided under the Sprint 2007 Omnibus Incentive Plan; and

(iv)

notwithstanding the foregoing, with respect to Unvested RSUs which are subject to Section 409A of the Code, at and following the Effective Time, the Restricted Cash Account shall be paid on the original schedule in accordance with the terms set forth in the applicable award agreement to the corresponding Unvested RSU; provided that any such awards shall vest in accordance with Section 1.7(c)(ii) above to the extent such vesting schedule is more favorable to the holder.

(d)	Company Actions. Prior to the Effective Time, the Company shall take all actions necessary to permit the treatment of such awards as set forth in this Section 1.7 and shall terminate all Stock Plans as of the Effective Time; provided that the Company shall not be required to obtain the consent of any holder of any Option or Unvested RSU to the provisions of this Section 1.7.

Section 1.8. Exchange of Certificates and Book-Entry Shares; Payment for Company Common Stock.

(a)	Exchange Agent. Prior to the Effective Time, Sprint will appoint a bank or trust company reasonably acceptable to the Company (provided that Sprint’s existing transfer agent shall be deemed to be reasonably acceptable to the Company) to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or prior to the Effective Time, Sprint will have deposited, or caused to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Class A Common Stock (other than Sprint and its wholly owned Subsidiaries), the aggregate amount of cash payable under Section 1.5(b)(i) in exchange for outstanding shares of Class A Common Stock in accordance with this Section 1.8 (the “Exchange Fund”).

(b)	Exchange Procedures.

(i)	Promptly after the Effective Time (but no later than five (5) Business Days after the Effective Time), the Exchange Agent will mail to each holder of record of a Certificate and to each holder of Book-Entry Shares, in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.5(b)(i):

(1)	a letter of transmittal (which will be in customary form and reviewed by the Company prior to delivery thereof) specifying that delivery will be effected, and risk of loss and title to the Certificates or Book-Entry Shares held by such holder will pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent; and

(2)	instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration with respect to such shares.

(ii)	Upon surrender to, and acceptance in accordance with Section 1.8(b)(iii) below by, the Exchange Agent of a Certificate or Book-Entry Shares, the holder will be entitled to the amount of cash payable in respect of the number of shares of Class A Common Stock formerly represented by such Certificate or Book-Entry Shares surrendered under this Agreement.

(iii)	The Exchange Agent will accept Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange of the Certificates and Book-Entry Shares in accordance with customary exchange practices.

(iv)	From and after the Effective Time, no further transfers may be made on the records of the Company or its transfer agent of Certificates or Book-Entry Shares and if such Certificates or Book-Entry Shares are presented to the Company for transfer, they will be canceled against delivery of the Merger Consideration allocable to the shares of Class A Common Stock represented by such Certificates or allocable to such Book-Entry Shares.

(v)	If any Merger Consideration is to be remitted to a name other than that in which the Certificate or Book-Entry Share is registered, no Merger Consideration may be paid in exchange for such surrendered Certificate or Book-Entry Share unless:

(1)	either (A) the Certificate so surrendered is properly endorsed, with signature guaranteed, or otherwise in proper form for transfer, or (B) the Book-Entry Share is properly transferred; and

(2)	the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Book-Entry Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(vi)	Until surrendered as contemplated by this Section 1.8 and at any time after the Effective Time, each Certificate or Book-Entry Share held by Public Stockholders (other than Dissenting Shares) will be deemed to represent only the right to receive upon such surrender the Merger Consideration allocable to the shares represented by such Certificate or Book-Entry Shares as contemplated by Section 1.5(b). No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates or Book-Entry Shares.

(c)	No Further Ownership Rights in Company Common Stock. The Merger Consideration paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with this Section 1.8 will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

(d)	Termination of Exchange Fund. The Exchange Agent will deliver to the Surviving Corporation any portion of the Exchange Fund (including any interest and other income received by the Exchange Agent in respect of all such funds) which remains undistributed to the holders of the Certificates or Book-Entry Shares upon expiry of the period of six (6) months following the Effective Time. Any holders of shares of Class A Common Stock prior to the Merger who have not complied with this Section 1.8 prior to such time, may look only to the Surviving Corporation for payment of their claim for Merger Consideration to which such holders may be entitled.

(e)	No Liability. No Party will be liable to any Person in respect of any amount from the Exchange Fund delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law.

(f)	Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, the Exchange Agent will issue the Merger Consideration deliverable in respect of, and in exchange for, such lost, stolen or destroyed Certificate, as determined in accordance with this Section 1.8, only upon:

(i)	the making of an affidavit of such loss, theft or destruction by the Person claiming such Certificate to be lost, stolen or destroyed; and

(ii)	if required by the Surviving Corporation or the Exchange Agent, either (A) the posting by such Person of a bond in such amount as the Surviving Corporation may reasonably require as indemnity against any claim that may be made against it with respect to such Certificate or (B) the entering into an indemnity agreement by such Person reasonably satisfactory to the Surviving Corporation and the Exchange Agent to indemnify the Surviving Corporation and the Exchange Agent against any claim that may be made against it with respect to such Certificate.

(g)	Withholding Rights. The Sprint Parties and the Surviving Corporation may deduct and withhold, or may instruct the Exchange Agent to deduct and withhold, from the consideration otherwise payable under this Agreement to any holder of shares of Class A Common Stock, Options or RSUs such amounts as the Sprint Parties, the Surviving Corporation or the Exchange Agent is required to deduct and withhold under the Code, or any similar provision of state, local or foreign tax Law with respect to the making of such payment. Any amounts so deducted and withheld by the Sprint Parties, the Surviving Corporation or the Exchange Agent and paid over to the appropriate taxing authority will be treated as having been paid to the holder of the shares of Class A Common Stock, Options or RSUs in respect of which such deduction and withholding was made for all purposes.

Section 1.9. Adjustments to Merger Consideration. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction, the Merger Consideration and any other number or amount which is based upon the number of shares of Company Common Stock shall be appropriately adjusted.

Section 1.10. Warrants; Exchangeable Notes.

(a)	At the Effective Time, each issued and outstanding warrant to acquire Company Common Stock (each, a “Warrant”), whether vested or unvested, outstanding immediately prior to the Effective Time shall, by virtue of this Agreement and without any further action, be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable under such Warrant, the same aggregate Merger Consideration as the holder of such Warrant would have been entitled to receive in the Merger had the holder thereof exercised such Warrant in full immediately prior to the Effective Time based on the exercise price set forth in the applicable Warrant. Promptly following the date of this Agreement, the Company shall deliver written notice to each holder of a Warrant informing such holder of the effect of the Merger on the Warrant.

(b)	At and after the Effective Time, the right to exchange each $1,000 principal amount of Exchangeable Notes shall be changed into a right to exchange such principal amount of Exchangeable Notes into an amount of cash (without interest) equal to the product of (i) the Merger Consideration multiplied by (ii) the Exchange Rate (as defined in the Exchangeable Notes Indenture) applicable as of immediately prior to the Effective Time. At or prior to the Effective Time, the Company shall execute with the trustee under the Exchangeable Notes Indenture a supplemental indenture providing for such change in the right to exchange each $1,000 principal amount of Exchangeable Notes.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the corresponding sections of the disclosure letter delivered by the Company to Sprint prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (it being understood that any exception or disclosure set forth in any part or subpart of the Company Disclosure Schedule will be deemed an exception or disclosure, as applicable, with respect to: (i) the corresponding Section or subsection of this Article II; (ii) the Section or subsection of this Article II corresponding to any other part or subpart of the Company Disclosure Schedule that is explicitly cross-referenced therein; and (iii) any other Section or subsection of this Article II with respect to which the relevance of such exception or disclosure is reasonably apparent, and notwithstanding anything in this Agreement to the contrary, the inclusion of an item in the Company Disclosure Schedule will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect) or (b) the SEC Documents filed after January 1, 2012 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are cautionary, predictive or forward-looking in nature, other than any specific factual information contained in such risk factor or such other section), the Company hereby represents and warrants to the Sprint Parties as follows:

Section 2.1. Organization and Qualification.

(a)	The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all the requisite corporate power and authority to carry on its business as now being conducted and to own, lease, use and operate the properties owned and used by it. Clearwire Communications, and, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each other Company Subsidiary, is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all the requisite corporate or other power and authority to carry on its business as now being conducted and to own, lease, use and operate the properties owned and used by it.

(b)	The Company and each Company Subsidiary is qualified and in good standing to do business in each jurisdiction in which the nature of its business requires it to be so qualified, except to the extent the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.2. Capitalization.

(a)

As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 2,000,000,000 shares of Class A Common Stock; (ii) 1,400,000,000 shares of Class B Common Stock; and (iii) 15,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). As of December 13, 2012, there were 691,314,595 shares of Class A Common Stock issued and outstanding, 773,732,672 shares of Class B Common Stock issued and outstanding and no shares of Preferred Stock issued or outstanding. As of December 13, 2012, there were 3,250,605 shares of Class A Common Stock issuable upon the exercise of issued and outstanding Options, 21,968,607 shares of Class A Common Stock issuable upon vesting of issued and outstanding RSUs, 375,000 shares of Class A Common Stock issuable upon the exercise of Warrants, and 773,732,672 shares of Class A Common Stock reserved for issuance upon exchange of Class B Common Stock together with the corresponding Class B Units and 106,652,526 shares of Class A Common Stock reserved for issuance upon exchange of the 2010 Exchangeable Notes (in either case, an “Exchange”). Section 2.2(a) of the Company Disclosure Schedule sets forth the members of Clearwire Communications and the limited liability company interests of Clearwire Communications (the “Clearwire Communications Units”) held by each such member, in each case as of the date of this Agreement. There are no other equity interests in Clearwire Communications other than the Clearwire Communications

Units. All of the issued and outstanding shares of capital stock and other equity interests of the Company and each Company Subsidiary are duly authorized, validly issued, fully paid and non-assessable. No shares of capital stock of the Company are held in the treasury of the Company, and no shares of capital stock of the Company are held by any wholly-owned Company Subsidiary. Neither the Company nor Clearwire Communications is under (and will not as a result of the Merger or any of the other transactions contemplated by this Agreement become under) any contractual obligation to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock, Clearwire Communications Units or other securities of the Company, except for obligations under the Stock Plans.

(b)	Except as set forth in Section 2.2(b) of the Company Disclosure Schedule and for Company Common Stock issuable upon (i) the exercise of outstanding Options (“Option Exercise”), (ii) an Exchange, (iii) the exercise of Warrants (a “Warrant Exercise”), (iv) the settlement of RSUs, or (v) the exchange of Notes, there are no outstanding options, warrants or other rights of any kind issued or granted by the Company or any Company Subsidiary to acquire (including preemptive rights) from the Company or any Company Subsidiary any additional shares of capital stock or other equity interests in the Company or any Company Subsidiary or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares or interests from the Company or any Company Subsidiary, nor is the Company or any Company Subsidiary committed to issue any such option, warrant, right or security.

(c)	Section 2.2(c) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date of this Agreement, of all outstanding Options, RSUs or other rights to purchase or receive shares of capital stock of the Company granted under the Stock Plans or otherwise, and, for each such Option or other right, the number of shares of capital stock subject thereto, the terms of vesting, the grant and expiration dates and exercise price thereof and the name of the holder thereof.

(d)	All outstanding shares of Company Common Stock, Options, RSUs, Warrants and other securities of any of the Company and the Company Subsidiaries have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Laws.

Section 2.3. Subsidiaries. Except for the entities set forth in Section 2.3 of the Company Disclosure Schedule (the “Company Subsidiaries”), the Company does not own, directly or indirectly, any capital stock, voting securities, partnership interests or equity securities of any Person. Except as set forth in Section 2.3 of the Company Disclosure Schedule, all the outstanding shares of capital stock of, or partnership interests or other equity interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all Liens.

Section 2.4. Authorization.

(a)	The Company has all requisite corporate power and authority to enter into this Agreement and, subject to any necessary approval of this Agreement by the stockholders of the Company as provided below in this Section 2.4(a), to carry out its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The affirmative vote in favor of the adoption of this Agreement by the holders of (i) 75% of the outstanding shares of Company Common Stock, and (ii) at least a majority of all outstanding shares of Company Common Stock not held by SoftBank, Sprint and their respective Affiliates are the only votes or approvals of any class of capital stock of the Company necessary to adopt this Agreement (collectively, the “Required Company Stockholder Vote”).

(b)	The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all requisite corporate action on the part of the Company (other than obtaining the Required Company Stockholder Vote and filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL). Upon the unanimous recommendation of the Special Committee, the Board of Directors of the Company has in accordance with the requirements of the DGCL unanimously approved and declared advisable this Agreement and has determined that the terms of the Merger are fair to, and in the best interests of, the Company and the Public Stockholders. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all requisite corporate action on the part of the Company required under the Company Equityholders’ Agreement, including (upon unanimous recommendation of the Special Committee) the review and recommendation by a majority of the directors of the Company on the Company’s audit committee to the Board of Directors of the Company and the approval by (i) a majority of the disinterested directors of the Company, (ii) a majority of the directors of the Company (excluding any directors designated by the Sprint Parties or their Affiliates pursuant to the Company Equityholders’ Agreement), and (iii) a majority of the directors of the Company with related party directors abstaining.

(c)	This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by each Sprint Party, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally or by general equitable principles (the “Bankruptcy Exceptions”).

Section 2.5. Consents.

(a)	Assuming that the consents, approvals, qualifications, orders, authorizations and filings referred to in Section 2.5(b) have been made or obtained, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company will not (with or without notice or lapse of time) result in any violation of or be in conflict with, or result in a breach of, or constitute a default (or trigger or accelerate loss of rights or benefits or accelerate performance or obligations required) under:

(i)	any provision of the Company’s or any of the Company Subsidiaries’ certificates of incorporation or bylaws (or comparable organizational documents);

(ii)	any term or provision of any Law to which the Company or a Company Subsidiary or any of their respective properties is subject or bound, except for such violations, breaches or defaults that would not reasonably be expected to have, together with all such other violations, breaches and defaults, a Material Adverse Effect; or

(iii)	(A) any Contract, or (B) result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary, except, with respect to (A) and (B) for such violations, breaches, defaults or Liens that would not reasonably be expected to have a Material Adverse Effect.

(b)	No consent, approval, qualification, order or authorization of, or filing with, any Governmental Entity is required in connection with the Company’s execution, delivery or performance of this Agreement, or the consummation of any transaction contemplated on the part of the Company or any Company Subsidiary under this Agreement, except (1) in connection, or in compliance, with the Securities Act or the Exchange Act, (2) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate related documents with the relevant authorities of other states in which the Company is qualified to do business, (3) the FCC Consent, (4) the filings required under, and compliance with other applicable requirements of, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (4) in connection with the joint voluntary notice provided to the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to Section 721 of the Defense Production Act of 1950, as amended (“Section 721”) in connection with the transactions contemplated by the Sprint-SoftBank Merger Agreement and (5) approvals, qualifications, orders, authorizations, or filings, in each case, the failure to obtain which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.6. Recommendation of Special Committee; Approval of Board of Directors; Opinion of Financial Advisor.

(a)	On or prior to the date of this Agreement, the Special Committee has unanimously (i) determined that the terms of this Agreement and the Merger are fair to and in the best interest of the Public Stockholders and (ii) recommended to the Board of Directors of the Company that the Board of Directors of the Company recommend to the Public Stockholders that the Public Stockholders approve the adoption of this Agreement.

(b)	On or prior to the date of this Agreement, the Board of Directors of the Company (acting upon the unanimous recommendation of the Special Committee) has unanimously (i) approved and declared advisable the terms of this Agreement and the Merger, (ii) determined that this Agreement and the Merger are fair to and in the best interest of the Company and its stockholders, and (iii) resolved to recommend to its stockholders that they approve the adoption of this Agreement.

(c)	The Special Committee has received an opinion of Centerview Partners LLC to the effect that, as of the date of such opinion and subject to the assumptions, matters covered and limitations described in such opinion, the Merger Consideration is fair, from a financial point of view, to the Public Stockholders. A true, complete and signed copy of such opinion will promptly be delivered to Sprint for informational purposes only.

(d)	The Board of Directors of the Company has received an opinion of Evercore Group L.L.C. to the effect that, as of the date of such opinion and subject to the assumptions, matters covered and limitations described in such opinion, the Merger Consideration is fair, from a financial point of view, to the Public Stockholders. A true, complete and signed copy of such opinion will promptly be delivered to Sprint for informational purposes only.

Section 2.7. Brokers and Finders. Other than Centerview Partners LLC, Evercore Group L.L.C. and Blackstone Advisory Partners L.P., neither the Company nor any Company Subsidiary has employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker’s, finder’s or similar fee or commission in connection with or upon the consummation of the transactions contemplated by this Agreement. The Company has disclosed to Sprint all amounts payable to Centerview Partners LLC, Evercore Group L.L.C. and Blackstone Advisory Partners L.P.

Section 2.8. Proxy Statement; Schedule 13E-3.

(a)

None of the information to be supplied by the Company for inclusion in the Proxy Statement or the Schedule 13E-3 will, in the case of the Schedule 13E-3, as of the date thereof and the date of any amendment thereto and, in the case of the Proxy Statement, as of the time the Proxy Statement (or any amendment thereof or supplement thereto) is filed with the SEC and at the time the Proxy Statement is mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement or Schedule 13E-3 based on information supplied by any other party for inclusion or incorporation by reference in any of the foregoing documents.

(b)	Each of the Proxy Statement and the Schedule 13E-3 will, as of its first date of use, comply as to form in all material respects with the provisions of the Exchange Act.

Section 2.9. SEC Documents; Financial Statements; Sarbanes-Oxley; NASDAQ.

(a)	The Company has filed with the SEC all reports, schedules, forms, statements, amendments, supplements and other documents required to be filed with the SEC since January 1, 2011, and all amendments thereto, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (these documents, and together with all information incorporated by reference therein and exhibits thereto, the “SEC Documents”).

(b)	As of the respective dates that they were filed, the SEC Documents complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be. None of the SEC Documents, at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state any material fact required to be stated in or necessary in order to make the statements in the SEC Documents, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the SEC Documents. To the Knowledge of the Company, none of the SEC Documents is the subject of ongoing SEC review.

(c)	The financial statements of the Company included in the SEC Documents (i) complied in all material respects with applicable accounting requirements and the applicable published rules and regulations of the SEC as of the respective dates they were filed, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by applicable instructions or regulations of the SEC) applied on a consistent basis during the period involved (except as may be indicated in the notes to the financial statements), and (iii) fairly present in all material respects the consolidated financial position of the Company as of the respective dates and the Company’s consolidated results of operations and cash flows for the periods then ended except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(d)	The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Neither the Company nor any Company Subsidiary is a party to any off-balance sheet arrangements (as defined in Item 303(c) of Regulation S-K promulgated under the Exchange Act).

(e)	The Company maintains a system of internal controls over financial reporting (as defined in, and required by, Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP for external purposes. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2011, and the description of such assessment set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 is accurate. Based solely upon such assessment, (i) the Company had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting, and (ii) the Company does not have Knowledge of any fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the Company’s internal control over financial reporting.

(f)	As of the date of this Agreement, the Company is in compliance in all material respects with the applicable rules and regulations of the NASDAQ Stock Market LLC and the applicable listing requirements of the NASDAQ Global Select Market, and has not since January 1, 2011 to the date of this Agreement received any written notice asserting any non-compliance with the rules and regulations of the NASDAQ Stock Market LLC or the listing requirements of the NASDAQ Global Select Market.

Section 2.10. Absence of Certain Changes or Events.

(a)	Except as contemplated by this Agreement, since December 31, 2011 through the date of this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of such businesses.

(b)	Since December 31, 2011 through the date of this Agreement, there has not been any change, development, event, fact, circumstance or other matter that, individually or in the aggregate, has or had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.11. No Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has any liabilities of any kind whatsoever (whether accrued, contingent, absolute or otherwise, whether known or unknown) whether or not required by GAAP, if known, to be reflected, reserved for or disclosed on the consolidated financial statements of the Company prepared in accordance with GAAP or the notes thereto, except liabilities:

(a)	reflected, reserved for or disclosed in the Company’s audited consolidated balance sheets (or notes thereto) included in the SEC Documents filed by the Company and publicly available prior to the date of this Agreement;

(b)	incurred after December 31, 2011 in the ordinary course of business consistent with past practice;

(c)	that, individually or in the aggregate, have not and could not reasonably be expected to be material to the Company; or

(d)	as permitted or contemplated by this Agreement or in connection with the transactions contemplated by this Agreement or the Note Purchase Agreement.

Section 2.12. Compliance with Laws; Non-FCC Licenses.

(a)	Each of the Company and each Company Subsidiary (since the time of formation or acquisition thereof by the Company) has been operated at all times in compliance with all Laws applicable to the Company or any of the Company Subsidiaries or by which any property, business or asset of the Company or any of Company Subsidiary is bound or affected and has not been given written notice of any violation of any such Laws, other than failures to comply with or violation of such Laws which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)	The Company and the Company Subsidiaries own or possess all of the Governmental Licenses (other than the Company Licenses) that are necessary to enable them to carry on their respective businesses except where the failure to so own or possess would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Governmental Licenses owned or possessed by the Company or any Company Subsidiary (other than the Company Licenses) are valid, binding, and in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.13. Litigation and Claims. Neither the Company nor any Company Subsidiary is subject to any continuing order of, or written agreement or memorandum of understanding with, any Governmental Entity or any judgment, order, writ, injunction, decree, or award of any Governmental Entity or any court or arbitrator, and there is no Proceeding pending or, to the Knowledge of any of the Company, threatened, except for matters which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Section 2.13 of the Company Disclosure Schedule lists, as of the date of this Agreement, all pending Proceedings and material disputes regarding any Company License or Company Lease.

Section 2.14. Employee Plans. Section 2.14 of the Company Disclosure Schedule sets forth a list of all Benefit Plans in place as of the date of this Agreement. For purposes of this Section 2.14, the term “Benefit Plan” means each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, under which any Company Associate has any present or future right to benefits and (i) that is or has been sponsored, maintained or contributed to or required to be contributed to, by any of the Companies or any Company Affiliate; or (ii) with respect to which any of the Companies or any Company Affiliate has or may incur or become subject to any liability or obligation.

(a)	Except as would not reasonably be expected to have a Material Adverse Effect, each Benefit Plan has been operated and administered in accordance with its terms and applicable Law, including but not limited to ERISA and the Code.

(b)	Except as would not reasonably be expected to have a Material Adverse Effect, no liability under Title IV or section 302 of ERISA has been incurred by any of the Companies or any Company Affiliate which has not been satisfied in full, and no event has occurred and no condition exists that could reasonably be expected to result in the Companies or any Company Affiliate incurring a liability under Title IV of ERISA.

(c)	Except as expressly required or provided by this Agreement or as would not be expected to have a Material Adverse Effect, neither the execution and delivery of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement will (either alone or upon the occurrence of a termination of employment) constitute an event under any Benefit Plan that may result (either alone or in connection with any other circumstance or event) in or give rise directly or indirectly to: (i) any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Associate; (ii) any “parachute payment” within the meaning of Section 280G(b)(2) of the Code or (iii) the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code.

Section 2.15. Tax Matters.

(a)	All material Tax Returns of or that include any of the Company or the Company Subsidiaries that are required to have been filed have been timely and duly filed, except for such failures to timely and duly file as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such Tax Returns are true, correct and complete in all material respects. All material Tax liabilities, whether or not shown on any Tax Return, of or relating to the Company and the Company Subsidiaries (including all material Taxes that any of the Company or the Company Subsidiaries is obligated to withhold from amounts owing to any Person or collect from any Person) have been paid in the manner and time required by Law. There is no pending audit, examination, proceeding, investigation, suit, action or claim relating to material Taxes of the Company or any of the Company Subsidiaries, and neither the Company nor any of the Company Subsidiaries has received any written notice of any audit, examination, proceeding, investigation, suit, action, claim, deficiency or assessment from any taxing authority with respect to liabilities for Taxes of the Company or any of the Company Subsidiaries, which have not been fully paid or finally settled. Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code within the five-year period prior to the date of this Agreement.

(b)	There are no material Liens arising from or related to Taxes on or pending against the Company or any Company Subsidiary or any of their respective assets.

(c)	Neither the Company nor any of the Company Subsidiaries has participated, within the meaning of Treasury Regulation section 1.6011-4(c), in any “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2).

(d)	Neither the Company nor any of the Company Subsidiaries is or has ever been a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, and neither the Company nor any of the Company Subsidiaries has, or has assumed under contract, any Tax liability of any other Person, other than pursuant to an agreement or arrangement (i) to which Sprint or any Subsidiary of Sprint is a party; (ii) with customers, vendors or lessors entered into in the ordinary course of business; or (iii) that is expected to terminate without any further payments being required to be made.

(e)	The Company is not providing any representation or warranty under this Section 2.15: (i) with respect to any Company Subsidiary, which was previously a Subsidiary of Sprint, for any taxable period or portion thereof prior to such Subsidiary’s becoming a Company Subsidiary; or (ii) with respect to any matter for which the Company or any Company Subsidiary is entitled to indemnification by Sprint under that certain Transaction Agreement, dated as of May 7, 2008, by and among the Company, Sprint and the other parties thereto.

Section 2.16. Contracts.

(a)	Section 2.16(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of the Specified Company Contracts and true, correct and complete copies of all Specified Company Contracts and all amendments and waivers thereunder have been made available to Sprint.

(b)	Subject to the Bankruptcy Exceptions, each Specified Company Contract, and the Contracts set forth in Section 2.16(b) of the Company Disclosure Schedule (together with the Specified Company Contracts, the “Material Contracts”), is valid and binding on the Company or the applicable Company Subsidiary, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no breach or default under any Material Contracts by the Company or the Company Subsidiaries and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a breach or default thereunder by the Company or the Company Subsidiaries, and, to the Knowledge of the Company, there is no breach or default under any Material Contract by any third party to any Material Contract and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a breach or default thereunder by any third party to any Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written notice or, to the Knowledge of the Company, other overt communication regarding any material violation or breach of, or material default under, any Material Contract.

Section 2.17. Company Licenses.

(a)	Description. Section 2.17 of the Company Disclosure Schedule sets forth: (i) a true, correct and complete list, as of the date of this Agreement, of each of the Company Licenses, (ii) the lawful, beneficial and exclusive holder of each Company License, (iii) the BTA, call sign or other identifying information for each Company License, and (iv) the number of MHz-POPs, as of December 14, 2012, covered by Company Licenses and spectrum rights that are subject to Company In-Leases less the number of MHz-POPs covered by the spectrum rights that are subject to Company Out-Leases.

(b)	Validity.

(i)	The Company Licenses are validly issued and in full force and effect.

(ii)	Other than Proceedings or application processes of general applicability, there is no Proceeding pending or, to the Knowledge of the Company, threatened before the FCC, that, if determined as requested by the moving party or as indicated in any document initiating the Proceeding, could result in the revocation, modification, restriction, cancellation, termination, suspension or non-renewal of any Company License or the imposition of a material monetary fine, nor does the Company have Knowledge of any facts which, if asserted, would be reasonably likely to result in any such action.

(iii)	Neither the Company nor any of its Affiliates is a party to any contract, agreement or other arrangement to assign or otherwise dispose of, or that would materially and adversely affect, the Company’s or its Affiliates’ ownership of, any material Company License whether before or after the Effective Time.

(c)	License Facilities.

(i)	The facilities subject to a Company License, including, as applicable, any Company Network Assets (the “Company License Facilities”) were or are being constructed and operated within the timeframes required by applicable FCC Rules (or waivers or extensions thereof) to satisfy construction and operating requirements applicable to each Company License.

(ii)	The Company License Facilities since the acquisition of the Company Licenses, and to the Knowledge of the Company, at all times, have been operating in material compliance with the FCC authorizations and the FCC Rules, except where the facilities were not required to operate under FCC Rules or by grant of authority from the FCC.

(iii)	None of the Company License Facilities (A) is authorized under an authorization that is subject to challenge before any court of competent jurisdiction or (B) is subject to any lease, sublease or any agreement that grants to any third Person the right, contingent or otherwise, to use, acquire or make it available to, or for use by, a third Person.

(iv)	No Company License is subject to (A) a revocation, forfeiture, suspension or other enforcement proceeding or (B) a pending request for waiver under Part 27 or any other provision of the FCC Rules or any successor provision thereto.

(v)	Except as set forth in Section 2.17(c)(v) of the Company Disclosure Schedule, no Company Licenses or Company License Facilities are subject to any contract or other agreement providing for the relocation of wireless facilities or the sharing of any costs associated with any such relocation with respect to the Company Licenses.

(vi)	No Company License Facilities are operating under special temporary, experimental or developmental authority.

(d)	All reports required to be filed by the Company or any Company Subsidiary with the FCC with respect to the Company Licenses have been timely filed except where the failure to so timely file would not reasonably be expected to result in a Material Adverse Effect. To the Knowledge of the Company, all reports filed with the FCC relating to the Company Licenses are complete and accurate.

(e)	As of the date of this Agreement, the Company has delivered or made available to Sprint true, correct and complete copies of all authorizations comprising each Company License, and, except for documents otherwise publicly available, all documents filed in and all notices or orders issued in connection with, any Proceeding pending at the FCC relating to Company Licenses.

Section 2.18. Company Leases.

(a)	Section 2.18 of the Company Disclosure Schedule sets forth: (i) a true, correct and complete list, as of the date of this Agreement, of each of the Company Leases, (ii) the lawful, beneficial and exclusive holder of each Company Lease, (iii) the licensee or sublessor, as applicable, for each such Company Lease, and (iv) the BTA, call sign or other identifying information for each Company Lease.

(b)	Each Company Lease is valid, binding and in full force and effect, meets in all material respects all requirements of Law, and is enforceable in accordance with its terms, except as may be modified by FCC Rules and except as such enforceability may be limited by the Bankruptcy Exceptions. The Company or the applicable Company Subsidiary is the lessee or sublessee under each Company Lease (by entry into the Company Lease, assignment of the Lease, transfer of rights or other means) and, except with respect to any capacity of EBS spectrum retained by the holder of the License, has the sole right to use the spectrum under each Company Lease. To the Knowledge of the Company, other than the terms of each Company Lease, the FCC Rules limiting the duration of any Company Lease, the FCC’s renewal of the underlying License and the FCC’s renewal of its consent to any Company De Facto Transfer Lease, there are no facts or circumstances that would reasonably be likely to (whether with or without notice, lapse of time or the occurrence of any other event) preclude the renewal or extension of any Company Lease in the ordinary course of business consistent with past practice.

(c)	The Company and the Domestic Company Subsidiaries are not, nor, to the Knowledge of the Company, is any other party to any of the material Company Leases, in material breach or default under the material Company Leases, and any material breach or default that has been asserted by such other party has been waived, cured or otherwise settled.

(d)	The Company and the Domestic Company Subsidiaries have not, nor, to the Knowledge of the Company, has any other party to any of the material Company Leases claimed in a written statement that the counterparty is in breach or default under the Company Leases and any past breach or default has been waived, cured or otherwise settled.

(e)	No party to any material Company Lease has claimed, and to the Knowledge of the Company, no party has threatened, that the party has a right to terminate any material Company Lease at any time or to seek damages against any transferor for the violation, breach or default by any transferor of any material Company Lease.

(f)	The Company has delivered or made available to Sprint copies of all Company Leases, which are true, correct and complete in all material respects.

(g)	Neither the Company nor any of its Affiliates is a party to any contract, agreement or other arrangement to assign or otherwise dispose of, or that would adversely affect, the Company or any Company Subsidiary’s ownership of, any material Company Lease after the Effective Time.

(h)	The grant, renewal or assignment of the FCC licenses subject to the Company Leases (the “Company Leased FCC Licenses”) to the existing licensee of the Company Lease was approved by the FCC by Final Order, other than such Company Leased FCC Licenses that are pending approval by the FCC.

(i)	The Company Leased FCC Licenses are validly issued and in full force and effect.

(j)	Other than Proceedings or application processes of general applicability, there is no Proceeding pending or, to the Knowledge of the Company, threatened before the FCC that, if determined as requested by the moving party or as indicated in any document initiating the Proceeding, could result in the revocation, modification, restriction, cancellation, termination, suspension or non-renewal of the Company Leased FCC Licenses or other action that is adverse to the licensee of the Company Lease, nor does the Company have Knowledge of any facts which, if asserted, would be reasonably likely to result in any such action.

(k)	Company Lease Facilities.

(i)	The facilities subject to a Company Leased FCC License, including, as applicable, any Company Network Assets (the “Company Lease Facilities”) were constructed and operated within the timeframe required by then-applicable FCC Rules (or waivers or extensions thereof) to satisfy construction and operating requirements applicable to each Company Leased FCC License;

(ii)	the Company Lease Facilities since the effective date of the respective Company Leases, and to the Knowledge of the Company, at all times, have been operating in material compliance with the FCC authorizations and the FCC Rules, except where such facilities were not required to operate under FCC Rules or by grant of authority from the FCC;

(iii)	none of the Company Lease Facilities (A) is authorized under an authorization that is subject to challenge before any court of competent jurisdiction or (B) is subject to any lease, sublease or any agreement that grants to any third Person the right, contingent or otherwise, to use, acquire or make it available to, or for use by, a third Person;

(iv)	no Company Leased FCC License is subject to (A) a revocation, forfeiture, suspension or other enforcement proceeding or (B) a pending request for waiver under Part 27 of the FCC Rules or any successor provision thereto;

(v)	no Company Leases or Company Lease Facilities are subject to any contract or other agreement providing for the relocation of wireless facilities or the sharing of any costs associated with any such relocation with respect to the Company Leases; and

(vi)	no Company Lease Facilities are operating under special temporary, experimental or developmental authority.

(l)	Except for Company De Facto Transfer Leases which are the subject of pending extension applications, each Company De Facto Transfer Lease has been granted by the FCC by Final Order.

Section 2.19. Company Network Assets. Except as would not reasonably be expected to have a Material Adverse Effect, the Company or one of the Domestic Company Subsidiaries has good and marketable title to each Company Network Asset, free and clear of all Liens. In the aggregate, the Company Network Assets are:

(a)	in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted;

(b)	usable in the ordinary course of business consistent with past practice;

(c)	operating as intended in accordance with normal industry practice;

(d)	in compliance in all material respects with all applicable Laws; and

(e)	in compliance in all material respects with all relevant requirements of the Federal Aviation Administration and all environmental requirements in the FCC Rules.

The Company has no Knowledge of any material defect with respect to any of the material Company Network Assets.

Section 2.20. Environmental Matters. Each of the Company, the Company Subsidiaries and the Company Network Assets is in compliance with applicable Environmental Laws other than such noncompliance which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no pending or, to the Knowledge of the Company, threatened Proceedings alleging any liability of, or noncompliance by, the Company or the Company Subsidiaries under applicable Environmental Laws, other than such Proceedings which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company or the applicable Company Subsidiary, as the case may be, holds and is in compliance in all material respects with all Governmental Licenses required under applicable Environmental Laws for their operations, including of the Company Network Assets other than such failures to hold or comply with such Governmental Licenses would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Notwithstanding anything to the contrary in this Agreement, including Section 2.12, the representations contained in this Section 2.20 (and in Section 2.19(e)) contain all representations and warranties made by the Company in this Agreement with respect to Environmental Laws.

Section 2.21. Insurance. Except for failures to maintain insurance or self-insurance that would not reasonably be expected to have a Material Adverse Effect, since January 1, 2009 each of the Company and each Company Subsidiary has been continuously insured with reputable insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as the Company reasonably believes are adequate for the business and operations of the Company and the Company Subsidiaries (taking into account the cost and availability of such insurance). As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice of any pending or threatened cancellation or termination with respect to any material insurance policy of the Company or any Company Subsidiary.

Section 2.22. Transactions with Affiliates. As of the date of this Agreement, other than compensation payable to officers and directors and employee expense reimbursement obligations and except to the extent not required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act, there are no existing contracts or transactions between the Company or any Company Subsidiary, on the one hand, and any of the directors, officers or other Affiliates (which are not themselves the Company or a Company Subsidiary, and in any case excluding Sprint and its Subsidiaries) of the Company or any Company Subsidiary, on the other hand.

Section 2.23. Real Property; Leasehold; Title to Assets.

(a)	There are no outstanding options or other Contracts of the Company or any Company Subsidiary to purchase, lease or use, or rights of first refusal to purchase, any real property having a value in excess of $5,000,000 owned by the Company or any Company Subsidiary (the “Owned Real Property”).

(b)	All real property leased to the Company or any Company Subsidiary pursuant to any lease or sublease, including all buildings, structures, fixtures and other improvements leased to the Company or any Company Subsidiary, is referred to as the “Leased Real Property.” Except as would not reasonably be expected to have a Material Adverse Effect, the Merger will not affect the enforceability against the Company or any Company Subsidiary, as applicable, or, to the Company’s Knowledge, any other Person of any material lease or sublease or any material rights of the Company or any Company Subsidiary thereunder or otherwise with respect to any material Company Real Property, including the right to the continued use and possession of the Company Real Property for the conduct of business as presently conducted.

(c)	Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all of the buildings, fixtures and other improvements located on the Company Real Property are adequate and suitable in all material respects for the purpose of conducting the business of the Company and the Company Subsidiaries as presently conducted, and the operation thereof as presently conducted is not in violation in any material respect of any Law.

(d)	The Company and the Company Subsidiaries either (i) own, and have good and valid title to, all material assets purported to be owned by them, including all material assets reflected on the Unaudited Interim Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business consistent with past practice since the date of the Unaudited Interim Balance Sheet), or (ii) are the lessees or sublessees of, and hold valid leasehold interests in, all material assets purported to have been leased by them, including all material assets reflected as leased on the Unaudited Interim Balance Sheet (except for leased assets that have been returned or vacated pursuant to the terms of the leases).

Section 2.24. Labor and Employment Matters.

(a)	As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries is a party to, or bound by, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract, arrangement, agreement or understanding with a labor union or labor organization and, to the Knowledge of the Company, since January 1, 2011 through the date of this Agreement, there has not been any activity or proceeding of any labor organization or employee group to organize any employees of the Company or any of the Company Subsidiaries.

(b)	Neither the Company nor any of the Company Subsidiaries has taken any action within the 90 days preceding the date of this Agreement that would constitute a “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act or would otherwise trigger notice requirements or liability under any state, local or foreign plant closing notice Law.

(c)	There are no investigations, administrative proceedings, charges or formal complaints of discrimination (including discrimination based on sex, age, marital status, race, national origin, sexual preference, disability, handicap or veteran status) that are reasonably expected to have, individually or in the aggregate, a Material Adverse Effect pending or, to the Knowledge of the Company, threatened before the Equal Employment Opportunity Commission or any federal, state or local agency or court against or involving the Company or any Company Subsidiary. No discrimination, sexual harassment, retaliation or wrongful or tortious conduct claim that is reasonably expected to have a Material Adverse Effect is pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary under the 1866, 1877, 1964 or 1991 Civil Rights Acts, the Equal Pay Act, the Age Discrimination in Employment Act, as amended, the Americans with Disabilities Act, the Family and Medical Leave Act, the Fair Labor Standards Act, ERISA, or any other federal Law relating to employment or any comparable state or local fair employment practices act regulating discrimination in the workplace, and no wrongful discharge, libel, slander, invasion of privacy or other claim that is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect (including violations of the Fair Credit Reporting Act, as amended, and any applicable whistleblower statutes) under any state or federal Law is pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary.

(d)	If the Company or any Company Subsidiary is a federal, state or local contractor obligated to develop and maintain an affirmative action plan, no discrimination claim, show-cause notice, conciliation proceeding, sanction or debarment proceeding that is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect is pending or, to the Knowledge of the Company, has been threatened against the Company or any Company Subsidiary with the Office of Federal Contract Compliance Programs or any other federal agency or any comparable state or local agency or court and no desk audit or on-site review is in progress.

Section 2.25. Intellectual Property.

(a)	Each of the Company and each Company Subsidiary owns or possesses the right to use all Intellectual Property used by it in connection with and material to the conduct of the businesses it operates, and no such ownership or right would be adversely affected by the execution, delivery or performance of this Agreement, or the consummation of the Merger and the other transactions contemplated by this Agreement, except (in each case) as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)

To the Knowledge of the Company, none of the Company or any Company Subsidiary and none of the Company Products is infringing (directly, contributorily, by inducement or otherwise), misappropriating or otherwise violating (or has infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated since January 1, 2009) any Intellectual Property of any other Person, except as would not, individually or in the aggregate, reasonably be expected to have a have a Material Adverse Effect.

(c)	No Legal Proceeding pertaining to infringement or misappropriation of any Intellectual Property of any Third Party is pending or, to the Knowledge of the Company, has been threatened in writing since January 1, 2009 against the Company or any Company Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)	Since January 1, 2009, to the Knowledge of the Company, none of the Company or any Company Subsidiary has received any notice or other communication (in writing or otherwise) relating to any actual or alleged infringement, misappropriation, or violation of any Intellectual Property of any Third Party, or any unsolicited invitation in writing to take a license under the Intellectual Property of any Third Party, except (i) with respect to Intellectual Property under which the Company or any Company Subsidiary are licensed pursuant to agreements with such Third Party or (ii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)	Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will, with or without notice or the lapse of time or both, (i) result in any Third Party having (or give any Third Party) the right or option to modify or terminate any Contract to which the Company or any Company Subsidiary is a party with respect to any Intellectual Property licensed to the Company or any Company Subsidiary, or (ii) result in any Third Party having (or give any Third Party) the right or option to receive, or to modify or accelerate the right or option to receive, any payment under any Contract to which the Company or any Company Subsidiary is a party with respect to Intellectual Property licensed to the Company or any Company Subsidiary, except (in each case) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f)	To the Knowledge of the Company, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement will, with or without notice or the lapse of time or both, (i) result in any Third Party having a license under any Contract to which the Company or any Company Subsidiary is a party with respect to the Intellectual Property of Sprint or any of its Affiliates or (ii) impose a covenant not to sue on Sprint or any of its present or future Affiliates under any Contract to which the Company or any Company Subsidiary is a party with respect to the Intellectual Property of Sprint or any of its present or future Affiliates, except (in each case) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(g)	None of the Company or any Company Subsidiary is a party to or bound by any decree, judgment, order or arbitration award that is reasonably expected to require the Company or any Company Subsidiary to grant to any Third Party any license with respect to any Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.26. Data Privacy. The Company and each Company Subsidiary (a) is and since January 1, 2011 has been in compliance in all material respects with all Company Privacy Policies and with all applicable Laws pertaining to privacy, data protection, user data or Personal Data; and (b) has implemented and maintained commercially reasonable administrative, technical and physical safeguards to protect Personal Data against unauthorized access and use. Since January 1, 2011, there has been no loss, damage, or unauthorized access, disclosure, use or breach of security of Personal Data maintained by or on behalf of any of the Company or any Company Subsidiary, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since January 1, 2011, no Person (including any Governmental Entity) has made any claim or commenced any action with respect to unauthorized access, disclosure or use of Personal Data maintained by or on behalf of any of the Company or any Company Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of (i) the execution, delivery, or performance of this Agreement or (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement will violate any Company Privacy Policy or any Law pertaining to privacy, data protection user data or Personal Data, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.27. Certain Business Practices.

(a)	Since January 1, 2011, to the Knowledge of the Company, neither the Company nor any Company Subsidiary, nor any director, officer, employee or agent of any of the Company or any Company Subsidiary has, directly or indirectly, (i) offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment, or any payment related to political activity, to any government official or employee, to any employee of any organization owned or controlled in part or in full by any Governmental Entity, or to any political party or candidate, to influence the official or employee to act or refrain from acting in relation to the performance of official duties, with the purpose of obtaining or retaining business or any other improper business advantage, or (ii) taken any action which would cause them to be in violation of (x) the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder; (y) the UK Bribery Act 2010; or (z) any other anti-corruption or anti-bribery Law applicable to the Company or a Company Subsidiary (whether by virtue of jurisdiction or organization or conduct of business).

(b)	Since January 1, 2011, to the Knowledge of the Company, neither the Company nor any Company Subsidiary, nor any director, officer, employee or agent of any of the Company or any Company Subsidiary, has made any payments or transfers of value with the intent of engaging in commercial bribery, or acceptance of or acquiescence in kickbacks or other unlawful or improper means of obtaining business.

(c)	The Company and each Company Subsidiary has conducted its export transactions in material compliance with all applicable Laws where it is located and where it conducts business, and is in material compliance in all respects with all U.S. import and export Laws and all comparable Laws outside the United States. To the Knowledge of the Company, none of the Company or any Company Subsidiary engages in any transactions that may be subject to regulation under the International Traffic in Arms Regulations (as set forth at 22 CFR Parts 120-129).

Section 2.28. Stockholders’ Rights Agreement; Antitakeover Statutes.

(a)	Neither the Company nor any Company Subsidiary has adopted a stockholders’ rights agreement or any similar plan or agreement that limits or impairs the ability to purchase, or become the direct or indirect beneficial owner of, Company Common Stock or any other equity or debt securities of the Company or any Company Subsidiary.

(b)	The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated by this Agreement from Section 203 of the DGCL, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies to any such transactions. No other “control share acquisition,” “fair price,” “moratorium,” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SPRINT PARTIES

Except as set forth in (a) the corresponding sections of the disclosure letter delivered by Sprint to the Company prior to the execution and delivery of this Agreement (the “Sprint Disclosure Schedule”) (it being understood that any exception or disclosure set forth in any part or subpart of the Sprint Disclosure Schedule will be deemed an exception or disclosure, as applicable, with respect to: (i) the corresponding Section or subsection of this Article III; (ii) the Section or subsection of this Article III corresponding to any other part or subpart of the Sprint Disclosure Schedule that is explicitly cross-referenced therein; and (iii) any other Section or subsection of this Article III with respect to which the relevance of such exception or disclosure is reasonably apparent) or (b) any report, schedule, form, statement, amendment, supplement and other document (including all information incorporated by reference therein and exhibits thereto), or any amendment thereto, filed by Sprint with the SEC after January 1, 2012 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are cautionary, predictive or forward-looking in nature, other than any specific factual information contained in such risk factor or such other section), the Sprint Parties hereby represent and warrant to the Company as follows:

Section 3.1. Organization and Qualification. Sprint is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas. Acquisition Corp. is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquisition Corp. has been incorporated solely for the purpose of merging with and into the Company and taking action incident to the Merger and this Agreement. Except for obligations or liabilities and activities contemplated by this Agreement, Acquisition Corp. has not incurred any obligations or liabilities or engaged in any business activities of any kind prior to the Closing. All issued and outstanding shares of Acquisition Corp. are and will remain owned, directly or indirectly, by Sprint prior to the Closing.

Section 3.2. Authorization.

(a)	Each Sprint Party has all requisite corporate power and authority to enter into this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement.

(b)	The execution and delivery of this Agreement by each Sprint Party and the consummation by each Sprint Party of the transactions contemplated by this Agreement have been duly authorized by all requisite corporate action on the part of each Sprint Party.

(c)	This Agreement has been duly executed and delivered by each Sprint Party and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and binding obligation of each Sprint Party, enforceable against each Sprint Party in accordance with its terms, except as such enforceability may be limited by the Bankruptcy Exceptions.

Section 3.3. Consents.

(a)	Assuming that the consents, approvals, qualifications, orders, authorizations and filings referred to in Section 3.3(b) have been made or obtained, the execution, delivery and performance by each Sprint Party of this Agreement and the consummation of the transactions contemplated by this Agreement by each Sprint Party will not (with or without notice or lapse of time) result in any violation of or be in conflict with, or result in a breach of, or constitute a default (or trigger or accelerate loss of rights or benefits or accelerate performance or obligations required) under:

(i)	any term or provision of any Law to which any Sprint Party is subject and which violation, breach or default would, together with all such other violations, breaches and defaults, prevent or materially delay the consummation of the transactions contemplated by this Agreement; or

(ii)	the Certificate of Incorporation or By-Laws or other organizational documents of each Sprint Party, as amended and in effect on the date of this Agreement or the Closing Date, or any Contract to which any Sprint Party is a party or by which any Sprint Party is bound, or result in the creation of any Lien upon any of the properties or assets of any Sprint Party, which breach, or default or Lien would, together with all such other breaches, defaults and Liens prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b)	No consent, approval, qualification, order or authorization of, or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Agreement by any Sprint Party, or the consummation of any transaction contemplated on the part of any Sprint Party under this Agreement, except (1) in connection, or in compliance, with the Securities Act or the Exchange Act, (2) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (3) the FCC Consent, (4) any filings required under, and compliance with other applicable requirements of, the HSR Act, (5) in connection with the joint voluntary notice provided to CFIUS pursuant to Section 721 in connection with the transactions contemplated by the Sprint-SoftBank Merger Agreement and (5) approvals, qualifications, orders, authorizations, or filings, in each case the failure to obtain which would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(c)	Sprint has received a written consent of SoftBank (the “SoftBank Consent”) in accordance with and pursuant to the terms of the Sprint-SoftBank Merger Agreement to execute and deliver this Agreement, perform its obligations hereunder and consummate the transactions contemplated by this Agreement. Prior to the date of this Agreement, Sprint has delivered to the Company a true and correct copy of the SoftBank Consent.

Section 3.4. Financing; Sprint-SoftBank Merger Agreement. Sprint has and will cause Acquisition Corp. to have funds sufficient to pay the aggregate Merger Consideration at the Effective Time. To Sprint’s Knowledge (which definition of Knowledge shall, for purposes of this Section 3.4, not include an obligation of reasonable inquiry), as of the date of this Agreement, Sprint is not in breach of any of the terms or conditions set forth in the Sprint-SoftBank Merger Agreement, and as of the date of this Agreement, to Sprint’s Knowledge no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein to the consummation of the transactions contemplated thereby. As of the date of this Agreement, Sprint has no Knowledge that any of the conditions in the Sprint-SoftBank Merger Agreement will not be satisfied prior to the End Date, or that the full amount of funding required to be funded by SoftBank in the Sprint-SoftBank Merger Agreement will not be made available to Sprint in accordance with the terms of the Sprint-SoftBank Merger Agreement. As of the date of this Agreement, Sprint has not received written notice that SoftBank intends to terminate the Sprint-SoftBank Merger Agreement or refuse to fund the consideration required to be delivered thereunder. Sprint hereby represents and warrants that (i) all conditions required to consummate the transactions contemplated by the Sprint-SoftBank Merger Agreement are set forth therein or in the financing commitment letter delivered by SoftBank to Sprint, and (ii) as of the date of this Agreement, there are no side letters, agreements, Contracts or other similar arrangements that add conditions to the consummation of the transactions contemplated by the Sprint-SoftBank Merger Agreement or are inconsistent with the terms of the Sprint-SoftBank Merger Agreement and the transactions contemplated thereby to which Sprint and SoftBank are parties relating to the transactions contemplated by the Sprint-SoftBank Merger Agreement that, as of the date of this Agreement, have not been made available to the Company.

Section 3.5. Brokers and Finders. Other than Citigroup Global Markets, Inc., no Sprint Party has employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker’s, finder’s, or similar fee or commission in connection with or upon the consummation of the transactions contemplated by this Agreement

Section 3.6. Proxy Statement; Schedule 13E-3. None of the information to be supplied by a Sprint Party for inclusion in the Proxy Statement or Schedule 13E-3 will, in the case of the Schedule 13E-3, as of the date thereof and the date of any amendment thereto and, in the case of the Proxy Statement, as of the time the Proxy Statement (or any amendment thereof or supplement thereto) is filed with the SEC and at the time the Proxy Statement is mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein with respect to the information provided by a Sprint Party, in light of the circumstances under which they are made, not misleading (excluding, for purposes of this Section 3.6, information with respect to Clearwire that may be supplied by a Sprint Party). The Schedule 13E-3 will, as of its first date of use, comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, Sprint makes no representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement or Schedule 13E-3 based on information supplied by any other party for inclusion or incorporation by reference in any of the foregoing documents.

Section 3.7. Certain Arrangements.

(a)	Other than this Agreement, the Company Equityholders’ Agreement and the Voting and Support Agreement, there are no Contracts, undertakings, commitments, or obligations or understandings between the Sprint Parties or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company’s Board of Directors or any Equityholder of the Company (other than a Sprint Party of any Affiliate thereof), on the other hand, relating to (i) the transactions contemplated by this Agreement or (ii) the operations of the Company after the Effective Time (other than commercial arrangements in effect as of the date of this Agreement).

(b)	Neither of the Sprint Parties nor any of their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether written or unwritten), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether written or unwritten), other than the Voting and Support Agreement, pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or the Merger.

ARTICLE IV

CERTAIN COVENANTS AND AGREEMENTS

Section 4.1. Certain Actions Pending Merger. Prior to the Effective Time or the earlier termination of this Agreement in accordance with its terms, except (w) as set forth in Section 4.1 of the Company Disclosure Schedule, (x) as otherwise expressly contemplated or expressly permitted by this Agreement or the Note Purchase Agreement, (y) to the extent consented to in writing by Sprint (which consent, as to subsections (h), (k) (but only with respect to spectrum acquisitions), (l) (but only with respect to spectrum swaps), (o) (but only with respect to clauses (i) and (iv) thereof) and (v) (but only with respect to marketing campaigns) hereof, will not be unreasonably withheld, conditioned or delayed) or (z) as required by applicable Law or by a Governmental Entity, the Company shall, and shall cause the Company Subsidiaries to, (i) conduct their respective businesses in the ordinary course of business, consistent with past practice, including maintaining each Company Lease and Company License held by it in full force and effect under all applicable Laws; (ii) use its reasonable best efforts to preserve the terms of each Company Lease and to preserve the scope of the Company Leased FCC Licenses, including proposed changes in duration, geographic coverage and payments, except the foregoing will not (A) require the Company or any Company Subsidiaries to file any item or take any particular position with the FCC where the Company does not have an independent good faith basis for such filing or position, (B) require the Company or any of the Company Subsidiaries to commence or maintain any litigation or other legal proceedings if in the Company’s good faith judgment such litigation or legal proceedings are not reasonably necessary to preserve the terms of each Company Lease or to preserve the scope of the Company Leased FCC Licenses, (C) preclude the Company or any of the Company Subsidiaries from making a filing or taking a position with the FCC when the Company has a reasonable good faith basis for such filing or position, or (D) require the Company or any of the Company Subsidiaries to renew any terms of a Company Lease unless renewal would be completed in the ordinary course of business consistent with past practice; (iii) use its reasonable best efforts to keep available the services of its current officers and key employees and preserve the relationships and goodwill of its business with vendors, distributors, suppliers, employees and other Persons having business relations with the businesses of the Company and the Company Subsidiaries; (iv) comply in all material respects with all Laws applicable to the Company and the Company Subsidiaries wherever its business is conducted, including the timely filing of all reports, forms or other documents with the SEC required under the Securities Act or Exchange Act; and (v) comply in all material respects with all Material Contracts. Prior to the Effective Time, the Company shall not, and shall cause the Company Subsidiaries not to, take any of the following actions, subject to the exceptions set forth in clauses (w), (x), (y) and (z) above:

(a)	declare, set aside or pay any dividends on or make any other distribution in respect of any of its capital stock; provided, however, that this clause (a) shall not apply to (i) any wholly-owned Subsidiary of the Company with respect to distributions to the Company or any other wholly-owned Subsidiary of the Company, and (ii) any distributions that are required pursuant to the operating agreement of such Company Subsidiary, including Tax distributions;

(b)	split, combine or reclassify any of its capital stock or other equity interests or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or other equity interests or repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests;

(c)	except as set forth on Section 4.1(c) of the Company Disclosure Schedule, issue, deliver, pledge, encumber or sell, or authorize the issuance, delivery, pledge, encumbrance or sale of, or purchase or propose the purchase of, any shares of its capital stock (including Company Common Stock or Clearwire Communications Units) or other equity interests or securities convertible into, or rights, warrants or options to acquire, any such shares of capital stock or other equity interests or other convertible securities (other than the issuance on Option Exercise, an Exchange, a Warrant Exercise or settlement of an RSU, in each case in accordance with their respective present terms or an issuance in exchange for the Notes, and other than as provided for in the terms of any agreement in effect on or prior to the date of this Agreement and set forth on Section 4.1(c) of the Company Disclosure Schedule (true, correct and complete copies of which have been delivered to Sprint)), authorize or propose any change in its equity capitalization, or amend any of the financial or other economic terms of such securities or the financial or other economic terms of any agreement relating to such securities;

(d)	amend its Certificate of Incorporation, By-laws or other organizational documents in any manner;

(e)	incur any indebtedness for money borrowed (except for the issuance of the Notes pursuant to the Note Purchase Agreement) or guarantee any such indebtedness of another Person, or repay any such indebtedness other than mandatory payments required pursuant to the terms of such indebtedness as of the date of this Agreement, or enter into any vendor financing arrangement;

(f)	make or authorize any capital, operating or cash expenditures, other than capital, operating and cash expenditures that are in the aggregate no greater than the amount set forth in Section 4.1(f) of the Company Disclosure Schedule in accordance with the plan set forth in Section 4.1(f) of the Company Disclosure Schedule;

(g)	except as may be required by changes in applicable Law or GAAP, change any method, practice or principle of accounting;

(h)	except as set forth on Section 4.1(h) of the Company Disclosure Schedule, establish, adopt, enter into or amend any Benefit Plan, pay any bonus to or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any of its officers (vice president or above) or director of the Company (except that the Company (A) may provide routine, reasonable salary increases to employees in the ordinary course of business consistent with past practice in connection with the Company’s customary employee review process and (B) may amend the Benefit Plans to the extent required by applicable Law);

(i)	enter into any transaction with any officer (vice president or above) or director of the Company or any Company Subsidiary, other than as provided for in the terms of any agreement in effect on or prior to the date of this Agreement and set forth on Section 4.1(i) of the Company Disclosure Schedule (true and complete copies of which have been delivered to Sprint);

(j)	settle or otherwise compromise any material litigation, arbitration or other judicial or administrative dispute or proceeding involving amounts in excess of $5,000,000 individually or $25,000,000 in the aggregate, other than any settlement or compromise (A) in the ordinary course of business consistent with past practice, (B) in amounts equal to or lesser than the amounts (if any) reserved with respect thereto on the most recent balance sheet included in the SEC Documents filed prior to the date of this Agreement, or (C) covered by any existing insurance policies subject to the deductible of such insurance policies;

(k)	(i) merge or consolidate with any other entity in any transaction or (ii) sell or acquire any business or assets or any securities of or in any Company Subsidiary, or enter into any agreement to do any of the foregoing, other than (A) purchases or sales of products and inventory in the ordinary course of business consistent with past practice, (B) sales of short or long term investments (each as defined under GAAP) in financial instruments in connection with cash management or pursuant to agreements in effect on the date of this Agreement and set forth on Section 4.1(k) of the Company Disclosure Schedule (true, correct and complete copies of which have been delivered to Sprint), or (C) acquisitions of spectrum assets in the ordinary course of business consistent with past practice for aggregate consideration of less than $5,000,000;

(l)	sell any spectrum Licenses, spectrum Leases, or any spectrum assets or enter into any swap of spectrum;

(m)	renew any spectrum leases in effect as of the date of this Agreement, other than in the ordinary course of business consistent with past practice at a time reasonably prior to the expiration of such lease;

(n)	make an investment in, or loan to, any Person, except wholly-owned Company Subsidiaries;

(o)	(i) amend, modify, supplement or grant any waivers under (other than in the ordinary course of business consistent with past practices and that do not materially increase the term commitment, termination fee or scope of services), or enter into or terminate, any Material Contract, or any Contract with an Equityholder, (ii) enter into or extend the term or scope of any Contract that purports to materially restrict any of the Company, or any existing or future Subsidiary or Affiliate of any of the Company, from engaging in any line of business or in any geographic area, (iii) enter into any material Contract that would be breached by, or require the consent of any third party in order to continue in full force and effect following, consummation of the transactions contemplated by this Agreement, or (iv) release any Person from any material provision of any confidentiality, standstill or similar agreement, other than as a result of the passage of time or expiration according to its terms;

(p)	commit any act, engage in any activity or fail to take any action that would reasonably be expected to cause the impairment of, loss of service area authorized under, or the revocation, cancellation or suspension of, any material Company License or Company Leased FCC License, except the foregoing will not (A) require the Company to file any item or take any particular position with the FCC when the Company does not have a reasonable good faith basis for such filing or action or (B) preclude the Company from making a filing or taking a position with the FCC when the Company has a reasonable good faith basis for such filing or position;

(q)	issue any broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) or customers without the prior approval of Sprint, except for (i) communications in the ordinary course of business consistent with past practice that do not relate to the transactions contemplated by this Agreement or (ii) as contemplated by this Agreement or as required by applicable Law (provided that Clearwire may issue such communications if Sprint has not commented on and approved such communications within a reasonably prompt time period);

(r)	(i) surrender, or permit a materially adverse modification of, revocation of, forfeiture of, or failure to renew under regular terms, any of the licenses that are material to the business of the Company or any of the Company Subsidiaries or their Affiliates, or cause the FCC to institute any proceedings for the revocation or suspension of any such licenses that are material to the business of any of the Company or any of the Company Subsidiaries; or (ii) fail to comply in all material respects with all requirements and conditions of the licenses of the Companies or any Company Subsidiary;

(s)	other than in the ordinary course of business consistent with past practice, (i) make or change any material election concerning Taxes or Tax Returns, (ii) file any material amended Tax Return, (iii) change any Tax accounting period or any Tax accounting method, (iv) enter into any closing agreement with respect to material Taxes, (v) settle any material Tax claim or assessment or surrender any right to claim a material refund of Taxes, (vi) agree to an extension or waiver of the statute of limitations for any material Tax claim or assessment, or (vii) obtain any Tax ruling;

(t)	file any registration statement under the Securities Act, except pursuant to an agreement in effect on the date of this Agreement and set forth on Section 4.1(t) of the Company Disclosure Schedule (true, correct and complete copies of which have been delivered to Sprint);

(u)	disclose any confidential or proprietary information, except (i) pursuant to a customary confidentiality or non-disclosure agreement or (ii) as required by applicable Law; provided that the Company uses its best efforts to obtain assurances that confidential treatment will be accorded to such information;

(v)	enter into any Contract related to additional retail facilities, engage in any marketing or media campaign that is not consistent in all material respects with such campaigns conducted by the Company since January 1, 2012 and prior to the date of this Agreement, or increase spending with respect to such campaigns above the level of spending by the Company since January 1, 2012 and prior to the date of this Agreement; or

(w)	enter into any agreement to, or make any commitment to, take any of the actions prohibited by this Section 4.1.

Section 4.2. Proxy Statement; Schedule 13E-3.

(a)

As promptly as practicable after the date of this Agreement, and in no event later than 45 days after the date of this Agreement (and provided that the Sprint Parties shall have provided the information set forth in the fourth sentence of this Section 4.2(a)), the Company will prepare and file with the SEC a proxy statement relating to the Company Stockholders’ Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”), and the Company and Sprint shall jointly prepare and file with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the “Schedule 13E-3”) relating to the transactions contemplated by this Agreement. The Company shall use its reasonable best efforts to respond to any comments of the SEC and to cause the Proxy Statement to be mailed to the Company Stockholders as promptly as practicable and each of the Sprint Parties and the Company shall use their reasonable best efforts to jointly respond to and resolve all SEC comments with respect to the Schedule 13E-3 as promptly as reasonably practicable after receipt thereof; provided, however, that (i) prior to the filing and mailing of the Proxy Statement, the Company will provide the Sprint Parties and their counsel with reasonable opportunity to review and comment on the Proxy Statement and will consider in good faith all comments proposed by the Sprint Parties and their representatives and (ii) prior to the filing the Schedule 13E-3, each of Sprint and the Company will provide the other Party and the other Party’s counsel with reasonable opportunity to review and comment on the Schedule 13E-3 and will consider in good faith all comments proposed by the other Party and the other Party’s representatives. The Sprint Parties will provide the Company with any information for inclusion in the Proxy Statement which may be required under applicable Law and which is reasonably requested by the Company. Each of the Sprint Parties and the Company will promptly notify the other party of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement or the Schedule 13E-3 or for additional information, and will supply the other party with copies of all correspondence between the Company or the Sprint Parties and their respective representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Proxy Statement, the Schedule 13E-3 or the transactions contemplated by this Agreement. If at any time prior to the Company Stockholders’ Meeting any event should occur which is required by applicable Law to be set forth in an amendment of, or a supplement to, the Proxy Statement or the Schedule 13E-3, the Company and the Sprint Parties will as promptly as practicable cooperate to prepare and, if appropriate, mail to stockholders such amendment or supplement; provided, however, that prior to such mailing of the Proxy Statement or any amendment thereto, the Parties will consult with each other and their respective counsel with respect to such amendment or supplement and each party shall be afforded reasonable opportunity to review and comment thereon and will consider in good faith all comments proposed by such party and their representatives.

(b)	Subject to Section 4.3, the Company through the Company’s Board of Directors (acting upon the unanimous recommendation of the Special Committee) shall unanimously recommend to its stockholders the adoption of this Agreement and such recommendation and a copy of the opinions referred to in Section 2.6 shall be included in the Proxy Statement and the Schedule 13E-3.

Section 4.3. Company Stockholders’ Meeting; No Solicitation.

(a)

The Company will call and hold a meeting of the stockholders of the Company for the purpose of voting upon the adoption of this Agreement and for the approval of the Note Purchase Approvals (such meeting, the “Company Stockholders’ Meeting”). The Company will hold the Company Stockholders’ Meeting on a date selected by the Company in consultation with the Sprint Parties and in any event no later than 45 days after the staff of the SEC advises the Company it has no further comments to the Proxy Statement subject to any reasonable delay (but not longer than ten days per event), including to the extent required by the need to supplement or amend the Proxy Statement or as may be required by Law or regulatory or judicial process. Sprint agrees to vote all shares of its Company Common Stock (and to cause each of its controlled Affiliates to vote their shares of Company Common Stock, if any) in favor of the adoption of this Agreement. Neither the Board of Directors of the Company nor any committee thereof (including the Special Committee) shall, except as expressly permitted by this Section 4.3, withdraw, qualify or modify its approval or recommendation of the adoption of this Agreement in a manner adverse to Sprint (an “Adverse Company Board Recommendation”). Nothing contained in this Agreement will prohibit the Company or the Board of Directors of the Company from disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act, or from issuing a “stop, look and listen” statement to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act or prohibit the Company from making any disclosure if the Board of Directors of the Company in good faith determines (after consultation with its outside legal counsel) that failure to do so would reasonably be expected to violate the Company’s disclosure requirements under Law; provided that the Board of Directors of the Company will not be permitted to make an Adverse Company Board Recommendation except to the extent it is permitted to do so under Section 4.3(c).

(b)

From and after the date of this Agreement, the Company shall not, and shall not authorize or permit any of the Company Subsidiaries or any of its or the Company Subsidiaries’ directors, officers, employees, agents or representatives to, directly or indirectly, (i) solicit, initiate or encourage any inquiries or the making of any Acquisition Proposal, (ii) have any discussions with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal or (iii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, or agreement providing for any Acquisition Proposal; provided, however, that at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company may furnish information and hold discussions or negotiations in respect of any Acquisition Proposal received that was not solicited or knowingly encouraged by the Company or any Company Subsidiary or any of its or the Company Subsidiaries’ directors, officers, employees, agents or representatives if (x) the Special Committee has determined in good faith (after consultation with its outside legal counsel) that doing so is required under its fiduciary duties under applicable Law, (y) prior to providing any information pursuant to this proviso, the Company shall have entered into a confidentiality agreement with such third party the terms of which are at least as restrictive on the other party thereto as those contained in the Non-Disclosure Agreement between the Company and Sprint, dated November 20, 2012 and (z) reasonably and promptly after providing any information pursuant to this proviso, the Company provides such information to Sprint (to the extent that such information has not been previously so provided). The Company will promptly (within one Business Day) following receipt of any Acquisition Proposal advise Sprint of the substance and material terms thereof (including the identity of the Person making such Acquisition Proposal), and will keep Sprint apprised of any significant related developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a reasonably current basis (and, in any event, within 24 hours of the occurrence of such developments, discussions or negotiations).

(c)	Notwithstanding anything to the contrary contained herein, at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Board of Directors of the Company (acting upon the recommendation of the Special Committee) or the Special Committee may make an Adverse Company Board Recommendation if: (A) the Special Committee or the Company Board, as the case may be, determines in good faith, after consultation with outside legal counsel, that (i) making such Adverse Company Board Recommendation is reasonably likely to be required by its fiduciary duties under applicable Law, and (ii) the facts, circumstances, developments, events or occurrences underlying such intended change (the “Underlying Basis”) were not known to the Special Committee or the Board of Directors of the Company as of the date of this Agreement or if known, the consequences of such Underlying Basis shall not have been reasonably foreseeable, (B) after such determination in clause (A), the Company has notified Sprint in writing that it intends to make an Adverse Company Board Recommendation (a “Change of Recommendation Notice”) and such notice includes a reasonably detailed explanation for such Adverse Company Board Recommendation, and (C) during the five (5) Business Day period commencing upon the Company’s delivery to Sprint of its Change of Recommendation Notice, (x) the Company shall have offered to negotiate with (and, if accepted, negotiate in good faith with) Sprint in making adjustments to the terms and conditions of this Agreement (and the Board of Directors of the Company or the Special Committee, as the case may be, shall have considered any written submission made by Sprint, (y) the Special Committee or the Company Board, as the case may be, shall have determined in good faith, after consultation with outside legal counsel, after the end of such five (5) Business Day period, and after considering such negotiations and the results thereof and any revised proposals made by Sprint and any submission by Sprint, that making such Adverse Company Board Recommendation is required by its fiduciary duties under applicable Law.

Notwithstanding any Adverse Company Board Recommendation, this Agreement shall be submitted to the stockholders of the Company at the Company Stockholders’ Meeting for the purpose of adopting this Agreement, and nothing contained herein (unless this Agreement is otherwise terminated in accordance with its terms) shall relieve the Company of such obligation.

Section 4.4. Reasonable Best Efforts; Cooperation.

(a)	Subject to the terms and conditions herein provided, each of the Parties agrees to use its reasonable best efforts to (i) take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or required to be taken by any Governmental Entity or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by any Party in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger, (iii) defend and contest any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered into by any Governmental Entity vacated or reversed, (iv) cooperate in obtaining and obtain all consents, approvals or waivers from, or take other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by this Agreement and (v) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities Laws, and (B) any other applicable Law, including the FCC Rules; provided that the Parties shall cooperate with each other in connection with the making of all such filings, including (subject to applicable Law) providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Parties shall use reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement and the Schedule 13E-3) in connection with the transactions contemplated by this Agreement. The Parties agree to file all applications required to obtain the FCC Consent within 30 days of the date of this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each Party to this Agreement shall take all such necessary or desirable action. Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not, without Sprint’s prior written consent, and nothing in this Section 4.4 or elsewhere in this Agreement shall require Sprint or its Affiliates to offer, accept or agree to (A) dispose or hold separate any part of its or the Company’s businesses, operations, assets or product lines (or a combination of Sprint’s and the Company’s or any Company Subsidiaries’ respective businesses, operations, assets or product lines), (B) not compete in any geographic area or line of business, (C) restrict the manner in which, or whether, Sprint, the Company, the Surviving Corporation or any of their Affiliates may carry on business in any part of the world or (D) any limitations on the ability of Sprint to acquire or hold or to exercise full rights of ownership of the Company Common Stock or the capital stock of the Surviving Corporation and its Subsidiaries ((A) through (D) collectively, “Restrictions”) if such Restrictions would reasonably be expected, individually or in the aggregate, to have a material adverse effect on the Company and the Company Subsidiaries, taken as a whole, or a material adverse effect on Sprint and its Subsidiaries, taken as a whole (a “Sprint Regulatory Adverse Effect”), it being agreed that in the case of measuring a Sprint Regulatory Adverse Effect (I) “Subsidiaries” shall not include the Company or the Company Subsidiaries, (II) Sprint Regulatory Adverse Effect shall be the level of, and shall be measured as to, what would be reasonably likely to have a material adverse effect on the Company and the Company Subsidiaries, taken as a whole, and not the level or measure of what would be reasonably likely to have a material adverse effect on Sprint and its Subsidiaries, taken as a whole, and (III) the effect shall be with respect to Sprint and its Subsidiaries. Upon the request of Sprint, and only upon the request of Sprint, the Company shall agree to any and all divestitures of spectrum and Restrictions with respect to the Company and the Company Subsidiaries so long as such divestitures and Restrictions are conditioned on the Closing.

(b)	The Company shall, upon Sprint’s request and at Sprint’s expense, cooperate with Sprint and use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to facilitate the occurrence of the consummation of the merger contemplated by the Sprint-SoftBank Merger Agreement. In furtherance and not in limitation thereof, the Parties agree to use their reasonable best efforts to take the following actions at Sprint’s expense:

(i)	To facilitate the preparation of certain pro forma financial information to be prepared in connection with the Sprint-SoftBank Merger Agreement, within 4 days of the date of this Agreement, Sprint shall select a third-party valuation expert reasonably acceptable to the Company to perform a valuation of the Company’s business (assets and liabilities). The Parties agree to cooperate and use their respective reasonable best efforts to cause the valuation expert to deliver a preliminary valuation estimate of the Company as soon as reasonably practicable after the date of this Agreement, but in any event within thirty (30) days of the date of this Agreement; provided, that as between the Sprint Parties and the Company, the Sprint Parties shall pay all expenses incurred by such valuation expert.

(ii)	The Company agrees to cooperate with Sprint and, upon Sprint’s reasonable request, use its reasonable best efforts to initiate the process of conversion of the Company’s financial statements from GAAP to International Financial Reporting Standards; provided, that Sprint shall reimburse the Company for any out-of-pocket costs incurred in connection with such request.

(iii)

The Company shall use its reasonable best efforts to promptly provide any information necessary or advisable in connection with the regulatory reviews contemplated by Section 5.8(a)(C) of the Sprint-SoftBank Merger

Agreement, including the joint voluntary notice to CFIUS provided pursuant to Section 721 as contemplated in Section 5.8(b) of the Sprint-SoftBank Merger Agreement, and as required to fully and accurately respond to any follow-up request for information by CFIUS.

(iv)	The Company shall cooperate with the Sprint Parties, and at the request of Sprint, use its reasonable best efforts to obtain any requisite consents, amendments, modifications or waivers under the Company’s and the Company’s Subsidiaries’ existing indebtedness for borrowed money reasonably requested by Sprint, provided that (A) Sprint shall reimburse the Company for any out-of-pocket costs incurred in connection with such request and (B) any such consents, amendments, modifications or waivers shall be conditioned on the Closing.

provided, however, that neither the Company nor any of the Company Subsidiaries shall be required (other than to comply with obligations imposed by CFIUS to enter into agreements which are terminable by the Company if this Agreement terminates and which do not impose material non-indemnified obligations on the Company prior to Closing) to enter into agreements or take board actions not contingent on the Closing or that would be effective prior to the Effective Time. Sprint shall indemnify and hold harmless the Company and its Subsidiaries from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any action taken in accordance with this Section 4.4(b) and any information utilized in connection therewith. Sprint shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 4.4(b).

Section 4.5. Sprint-SoftBank Merger Agreement. Subject to the terms and conditions of this Agreement and to the fiduciary duties of the Board of Directors of Sprint determined in good faith by such Board after consultation with outside legal counsel (“Sprint Fiduciary Duties”), Sprint will, and will cause each of its Affiliates to, use the level of efforts set forth in the Sprint-SoftBank Merger Agreement to consummate the transactions contemplated by the Sprint-SoftBank Merger Agreement in the manner provided and on the terms and conditions described therein, including using the level of efforts set forth in the Sprint-SoftBank Merger Agreement to (i) comply with its obligations under the Sprint-SoftBank Merger Agreement, (ii) satisfy all conditions applicable to Sprint contained in the Sprint-SoftBank Merger Agreement (and any other definitive agreements related to transactions contemplated by the Sprint-SoftBank Merger Agreement the consummation of which is a condition thereto) within its control, and (iii) upon satisfaction of such conditions, enforce all of its rights under the Sprint-SoftBank Merger Agreement (or any other definitive agreements related thereto) in an attempt to consummate the transactions contemplated by the Sprint-SoftBank Merger Agreement at or prior to the End Date (as it may be extended) of the Sprint-SoftBank Merger Agreement. Sprint will keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to consummate, and the status of, the transactions contemplated by the Sprint-SoftBank Merger Agreement, and will provide the Company, as promptly as reasonably practicable upon request, with updates as to the status and timing of the transactions contemplated by the Sprint-SoftBank

Merger Agreement. Sprint will notify the Company promptly and in any event within twenty-four hours upon having Knowledge (which definition of Knowledge shall, for purposes of this Section 4.5, not include an obligation of reasonable inquiry) of any notice of breach or of threatened breach (written or otherwise) received or delivered by Sprint or any notice of termination or of threatened termination (written or otherwise) of the Sprint-SoftBank Merger Agreement received or delivered by Sprint. Subject to Sprint Fiduciary Duties and applicable Law, Sprint will not amend, modify, supplement or waive any of the conditions to the Sprint-SoftBank Merger Agreement or any other material provision of, or remedies under, the Sprint-SoftBank Merger Agreement, in each case to the extent such amendment, modification, supplement or waiver could reasonably be expected to prevent or delay the consummation of the transactions contemplated thereby beyond the End Date (as defined in the Sprint-SoftBank Merger Agreement) as it may be extended. Subject to the Sprint Fiduciary duties, Sprint shall not terminate the Sprint-SoftBank Merger Agreement other than in connection with entering into a Replacement Sprint Merger Agreement.

Section 4.6. Inspection of Records.

(a)	From the date of this Agreement to the Effective Time, the Company shall (i) allow all designated officers, attorneys, financial advisors, accountants and other representatives of Sprint reasonable access at all reasonable times to the personnel, auditors, offices, records and files, correspondence, audits and properties, as well as to all information relating to commitments, Contracts, titles and financial position, or otherwise pertaining to the business and affairs, of the Company and (ii) make available for inspection by Sprint and its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request. No investigation by any Party, whether prior to the execution of this Agreement or pursuant to this Section 4.6, shall affect any representation or warranty in this Agreement of any Party or any condition to the obligations of any Party.

(b)	Nothing contained in this Section 4.6 shall require the Company to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of the Company would reasonably be expected to result in any violation of any Material Contract or Law to which the Company or its Subsidiaries is subject (provided that the Company shall in good faith use commercially reasonable efforts to obtain consent to such access or disclosure under any such Contract) or cause any privilege (including attorney-client privilege) which the Company or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in the Company’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect the Company’s position in any pending or, what the Company believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation.

Section 4.7. Notification of Certain Matters. From and after the date of this Agreement until the Effective Time, each Party shall promptly notify the other Parties of:

(a)	any change or event, or series of changes or events, having, or which would be reasonably likely to cause any of the conditions in Article V not to be satisfied or to cause the satisfaction thereof to be materially delayed;

(b)	the receipt of any material notice or other material communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(c)	the receipt of any material notice or other material communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

(d)	any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of the Party, threatened against any Party which seeks to prohibit, prevent or materially delay consummation of the transactions contemplated by this Agreement;

in each case, to the extent such event or circumstance is or becomes known to the Party required to give such notice; provided, however, that the delivery of any notice pursuant to this Section 4.7 shall not be deemed to be an amendment of this Agreement and shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or in the Company Disclosure Schedule or the Sprint Disclosure Schedule. The notification obligations in this Section 4.7 shall not constitute an undertaking or covenant for purposes of this Agreement, including an undertaking or an agreement for purposes of Sections 5.2(b) and 5.3(b).

Section 4.8. Public Announcements. The Parties have agreed upon the form and substance of press releases announcing the execution of this Agreement and the transactions contemplated by this Agreement, which shall be issued promptly following the execution and delivery hereof. Thereafter until the earlier of the Closing and the termination of this Agreement, no Party will, and no Party will permit any of its Affiliates to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, this Agreement and the transactions contemplated by this Agreement without the prior consent (which consent will not be unreasonably withheld) of the other Parties, except that any Party may, without the prior consent of any other Party, issue or cause the publication of any press release or other public announcement to the extent it determines that so doing is or may be required by Law or by the rules and regulations of a stock exchange or by its fiduciary duty, or any public filing contemplated by Sections 4.2 or 4.3. Notwithstanding anything herein to the contrary, the restrictions set forth in this Section 4.8 will not apply to any release or public statement made or proposed to be made by any of the Parties in connection with any dispute between the Parties regarding this Agreement, the Merger, the transaction contemplated by this Agreement or the transactions contemplated by the Note Purchase Agreement.

Section 4.9. Directors’ and Officers’ Indemnification.

(a)	It is understood and agreed that all rights to indemnification, expense advancement, and exculpation existing in favor of each present and former director, officer and employee of the Company or any of the Company Subsidiaries as provided in the Company’s Certificate of Incorporation or Bylaws or the charter or organizational documents of the Company Subsidiaries, in each case as in effect on the date of this Agreement, or under any other agreements in effect on the date of this Agreement (true, correct and complete copies of which have been delivered to Sprint), will survive the Merger and the Surviving Corporation will, and Sprint will cause the Surviving Corporation to, (i) continue in full force and effect for a period of at least 6 years from the Effective Time (or, if any relevant claim is asserted or made within such six year period, until final disposition of such claim) such rights to indemnification and (ii) perform, in a timely manner, the Surviving Corporation’s obligation with respect thereto. Any claims for indemnification pursuant to such agreements and organizational documents as to which the Surviving Corporation has received written notice before the sixth anniversary of the Effective Time will survive, whether or not those claims will have been finally adjudicated or settled, and no action taken during such period may be deemed to diminish the obligations set forth in this Section 4.9.

(b)	The Surviving Corporation will maintain in effect for 6 years from the Effective Time the current directors’ and officers’ liability insurance policies applicable to the Company and the Company Subsidiaries (except the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable) providing coverage with respect to matters occurring before the Effective Time and such policies or endorsements must name as insureds thereunder all present and former directors, officers and employees of the Company and the Company Subsidiaries, except that in no event will the Surviving Corporation be required to expend under this Section 4.9(b) more than an amount per year equal to three hundred percent (300%) of current annual premiums paid by the Company for that insurance. If, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than three hundred percent (300%) of current annual premiums, the Surviving Entity will obtain the maximum amount of that insurance obtainable by payment of annual premiums equal to three hundred percent (300%) of current annual premiums. To the extent that a “tail” policy is available that complies with the foregoing requirements of this Section 4.9(b) with respect to the coverage, terms, and conditions applicable to all present and former directors, officers and employees of the Company and the Company Subsidiaries, the Surviving Corporation may satisfy its obligation under this Section 4.9(b) by obtaining such policy.

(c)	If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of that consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision will be made so that the successors and assigns of the Surviving Corporation will assume the obligations set forth in this Section 4.9.

Section 4.10. Stockholder Litigation. Each of the Parties shall give the other the reasonable opportunity to participate in the defense of any stockholder litigation against any Party or their respective directors and officers, as applicable, relating to this Agreement and the transactions contemplated by this Agreement. No settlement that imposes obligations (monetary or otherwise) on the Company or the Surviving Corporation shall be agreed to without the prior written consent of Sprint, which shall not be unreasonably withheld.

Section 4.11. Section 16 Matters. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any Party to cause dispositions of Company equity securities (including any derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 4.12. Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Sprint and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NASDAQ Global Select Market to enable the de-listing by the Surviving Corporation of the Class A Common Stock from the NASDAQ Global Select Market and the deregistration of the Class A Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

Section 4.13. Company Equityholders’ Agreement. The Company and Sprint agree that the Company Equityholders’ Agreement shall terminate immediately after the Effective Time.

Section 4.14. Employee Matters.

(a)

For a period of no less than twelve months following the Effective Time (the “Continuation Period”), Sprint shall provide or cause to be provided to each employee of the Company or any Company Subsidiary (each, a “Continuing Employee”) (i) base compensation and annual cash incentive compensation opportunity that, in each case, is no less favorable than that in effect immediately prior to the Effective Time, (ii) with respect to each Continuing Employee who is categorized at the director level or above as of the date of the Agreement, long-term equity incentive compensation opportunity that is no less favorable than in effect immediately prior to the Effective Time, (iii) employee benefit programs that are substantially comparable in the aggregate to those provided by the Company and Company Subsidiaries to such Continuing Employee immediately prior to the Effective Time and (iv) severance and termination benefits no less favorable to those provided by the Company and Company Subsidiaries to such Continuing Employee immediately prior to the Effective Time. The preceding sentence shall not preclude Sprint or its Subsidiaries at any time following the Effective Time from terminating the employment of any Continuing Employee for any reason (or no reason); provided, however, that in the event of a termination without “Cause” (as defined in the Sprint 2007 Omnibus Incentive Plan) during the Continuation Period, Sprint shall provide at least thirty-days’ notice to such Continuing Employee, subject to applicable Law. Sprint shall honor, or shall cause to be honored, the terms of all Benefit Plans, subject to the amendment and termination provisions thereof. The consummation of the transactions contemplated by this Agreement shall be deemed to constitute a “Change in Control” (or terms of like import) under all Benefit Plans.

(b)	Each Continuing Employee shall be given credit for all service with the Company and the Company Subsidiaries and their respective predecessors under any employee benefit plan of Sprint or its Affiliates, including any such plans providing vacation, sick pay, severance and retirement benefits maintained by Sprint or its Affiliates in which such Continuing Employee participates for purposes of eligibility, vesting and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of pension benefits), to the extent past service was recognized for such Continuing Employees under the comparable Benefit Plans immediately prior to the Effective Time. Notwithstanding the foregoing, nothing in this Section 4.14(b) shall be construed to require crediting of service that would result in (i) duplication of benefits, (ii) service credit for benefit accruals under a defined benefit pension plan, or (iii) service credit under a newly established plan for which prior service is not taken into account for employees of Sprint and its Subsidiaries generally.

(c)	In the event of any change in the welfare benefits provided to Continuing Employees following the Effective Time, Sprint shall cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any such welfare benefit plans to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change, and (ii) for the plan year in which the Effective Time occurs, the crediting of each Continuing Employee with any co-payments and deductibles paid prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change.

(d)	Notwithstanding anything to the contrary contained herein, the Company may take all actions necessary or appropriate to implement before the Effective Time the matters described in Section 4.14 of the Company Disclosure Schedule.

(e)	Notwithstanding anything in this Section 4.14 to the contrary, but subject to Section 4.14(a), nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any employee benefit plan of Sprint or its Affiliates, or shall limit the right of Sprint or its Affiliates to amend, terminate or otherwise modify any particular employee benefit plan of Sprint or its Affiliates following the Effective Time.

(f)	The parties hereto acknowledge and agree that all provisions contained in this Section 4.14 are included for the sole benefit of the Parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees or former employees of the Company, any Company Subsidiary or any Affiliate of the Company, any Continuing Employee, or any dependent or beneficiary thereof, or (ii) to continued employment with Sprint or any of its Affiliates.

Section 4.15. No Transfers. Prior to the Effective Time or the earlier termination of this Agreement in accordance with its terms, Sprint will not directly or indirectly (other than (a) in a transfer to a controlled Affiliate, (b) a conversion of Class B Common Stock into Class A Common Stock or (c) a transfer to the Company pursuant to an election under Section 2.13(j) of the Company Equityholders’ Agreement, provided that Sprint shall revoke any such election prior to the Company Stockholders’ Meeting), sell, transfer, pledge, encumber, assign, distribute, hypothecate, tender or otherwise dispose of, including by way of merger, consolidation, share exchange or similar transaction, the shares of Company Common Stock held by Sprint or its Affiliates as of the date of this Agreement.

ARTICLE V

CONDITIONS PRECEDENT

Section 5.1. Conditions to each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any of which may be waived by the Parties in writing, in whole or in part, to the extent permitted by applicable Law):

(a)	No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect nor shall any proceeding brought by a Governmental Entity seeking any of the foregoing be pending; and there shall not be any action taken, or any statute, rule, regulation or order (whether temporary, preliminary or permanent) enacted, entered or enforced, which makes the consummation of the Merger illegal or prevents or prohibits the Merger.

(b)	Approval of Stockholders. The Required Company Stockholder Vote shall have been obtained.

(c)	Consents. The FCC Consent and the consents listed in Section 5.1(c) of the Company Disclosure Schedule (collectively, the “Required Consents”) shall have been obtained or effected.

Section 5.2. Conditions to the Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions prior to or at the Closing Date:

(a)	Representations and Warranties. Each of the representations and warranties of the Sprint Parties contained in this Agreement shall have been accurate in all respects as of the date of this Agreement and will be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except in each case where the failure of the representations and warranties of the Sprint Parties to be accurate would not reasonably be expected to have a material adverse effect on the ability of the Sprint Parties to consummate the Merger; provided, however, that, for purposes of determining the accuracy of such representations and warranties: (i) all materiality qualifications limiting the scope of such representations and warranties will be disregarded; and (ii) any update of or modification to the Sprint Disclosure Schedule made or purported to have been made on or after the date of this Agreement will be disregarded.

(b)	Agreements. Each Sprint Party shall have performed and complied in all material respects with all its undertakings and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

(c)	Certificate. The Company shall have received a certificate of a senior executive officer of Sprint, dated the Closing Date, certifying that the conditions specified in Section 5.2(a) and Section 5.2(b) have been fulfilled.

Section 5.3. Conditions to the Obligation of the Sprint Parties to Effect the Merger. The obligation of the Sprint Parties to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions prior to or at the Closing Date:

(a)

Representations and Warranties. (i) Each of the representations and warranties of the Company contained in this Agreement, other than the representations and warranties contained in Sections 2.2(a), 2.2(b) and 2.4, shall have been accurate in all respects as of the date of this Agreement and will be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), other than in each case such failures to be accurate that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) each of the representations and warranties contained in Sections 2.2(a), 2.2(b) and 2.4 shall have been accurate in all respects as of the date of this Agreement and will be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date) except in each case for immaterial inaccuracies; provided, however, that, for purposes of determining the accuracy of such representations and warranties in each of clause (i) and (ii), (A) all “Material Adverse Effect” and other materiality qualifications limiting the scope of such representations and warranties will be disregarded; and (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made on or after the date of this Agreement will be disregarded.

(b)	Agreements. The Company shall have performed and complied in all material respects with all of its undertakings and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

(c)	Material Adverse Effect. Since the date of this Agreement, there shall have been no change, development, event, fact, circumstance or other matter that, individually or in the aggregate, has had or would be reasonably be expected to have a Material Adverse Effect.

(d)	Certificate. Sprint shall have received a certificate of a senior executive officer of the Company, dated the Closing Date, certifying that the conditions specified in Sections 5.3(a), 5.3(b) and 5.3(c) have been fulfilled.

(e)	SoftBank Closing. Either (i) the Effective Time (as defined in the Sprint-SoftBank Merger Agreement) shall have occurred or (ii) if Sprint shall have terminated the Sprint-SoftBank Merger Agreement pursuant to Section 8.1(j) of the Sprint-SoftBank Merger Agreement in order to enter into a definitive agreement (a “Replacement Sprint Merger Agreement”) with respect to an alternative transaction, the consummation of such alternative transaction shall have occurred; provided, however that this condition shall be deemed satisfied if the termination right set forth in Section 6.1(c)(iii) becomes exercisable and Sprint does not exercise such termination right within the time period set forth therein.

ARTICLE VI

TERMINATION, AMENDMENT AND WAIVER

Section 6.1. Termination. This Agreement may be terminated and the Merger may be abandoned as follows:

(a)	at any time prior to the Effective Time by the mutual written consent of Sprint and the Company;

(b)	by either Sprint or the Company, in each case by written notice to the other, if:

(i)

the Merger has not been consummated on or prior to October 15, 2013 (the “Outside Date”); provided, that the Outside Date will be automatically extended to any date to which the End Date in the Sprint-SoftBank Merger Agreement (or any Replacement Sprint Merger

Agreement) is extended but not beyond December 31, 2013; provided, further, that the Outside Date may be extended by the Company to any date beyond December 31, 2013 to which the End Date in the Sprint-SoftBank Merger Agreement (or any Replacement Sprint Merger Agreement) is extended which is beyond December 31, 2013; provided, further, that the right to terminate this Agreement under this Section 6.1(b)(i) will not be available to any Party whose failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Merger to occur on or prior to such date;

(ii)	at any time prior to the Effective Time, a Governmental Entity shall have issued a final nonappealable injunction, order, decree, judgment or ruling, permanently enjoining or otherwise prohibiting the Merger; or

(iii)	at the Company Stockholders’ Meeting or any adjournment thereof at which adoption of this Agreement has been voted upon, the stockholders of the Company fail to adopt this Agreement by the Required Company Stockholder Vote;

(c)	by Sprint upon written notice to the Company:

(i)	if, at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, there has occurred an Adverse Company Board Recommendation;

(ii)	upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that (if such breach occurred or was continuing as of the Closing Date) the conditions set forth in Section 5.3(a) or Section 5.3(b) would be incapable of fulfillment and which breach is incapable of being cured, or is not cured within 60 days following receipt of written notice of such breach; provided, that neither of the Sprint Parties is then in breach of this Agreement so as to cause a condition to Closing set forth in either Section 5.2(a) or Section 5.2(b) to be incapable of being satisfied; or

(iii)	if the Sprint-SoftBank Merger Agreement shall have been terminated (other than by Sprint pursuant to Section 8.1(j) thereof in order to enter into a Replacement Sprint Merger Agreement), provided that Sprint must exercise such right within 10 Business Days following such termination; or

(d)	by the Company upon written notice to Sprint upon a breach of any representation, warranty, covenant or agreement on the part of a Sprint Party set forth in this Agreement such that (if such breach occurred or was continuing as of the Closing Date) the conditions set forth in Section 5.2(a) or Section 5.2(b) would be incapable of fulfillment and which breach is incapable of being cured, or is not cured within 60 days following receipt of written notice of such breach; provided, that the Company is not then in breach of this Agreement so as to cause a condition to Closing set forth in either Section 5.3(a) or Section 5.3(b) to be incapable of being satisfied.

Section 6.2. Effect of Termination.

(a)	If this Agreement is terminated as provided in Section 6.1, this Agreement will become null and void (except that the provisions of Sections 6.2, 6.3, 7.3 and 7.4 will survive any termination of this Agreement), and, except as provided in Section 6.3, there will be no liability on the part of any Party or any of their Affiliates; provided that nothing in this Agreement will relieve any party from any liability or obligation with respect to any fraud or willful or intentional breach of this Agreement prior to such termination. The termination of this Agreement shall have no effect on the Company Equityholders’ Agreement, the Note Purchase Agreement, the Voting and Support Agreement or any other agreements among the Company, Sprint or the Equityholders, except to the extent provided in such agreements.

(b)	In the event of the termination of this Agreement by any Party hereto pursuant to this Article 6, written notice of such termination shall be given by the terminating Party to the other Party in accordance with Section 7.5.

Section 6.3. Termination Fee.

(a)

Subject to Section 6.3(c), if this Agreement is terminated (i) by Sprint pursuant to Section 6.1(c)(iii) or (ii) by Sprint or the Company pursuant to Section 6.1(b)(i) and, at the time of such termination, the condition set forth in Section 5.3(e) shall not have been satisfied and the conditions set forth in Sections 5.3(a) and 5.3(b) shall have been satisfied or reasonably capable of being satisfied (each termination described in clause (i) or clause (ii), a “Fee Entitlement Termination”), then Sprint and the Company agree that Sprint shall pay the Company a termination fee of $120,000,000 (the “Sprint Termination Fee”), which shall be satisfied in full by the cancellation (on the 6th Business Day after termination, so long as no Fee Waiver (as defined below) has been delivered) of $120,000,000 aggregate principal amount of Notes issued by the Company (or the applicable Company Subsidiaries) pursuant to Section 13.01(b) of the indenture related to the Notes.

(b)

Subject to Section 6.3(c),in the event that (i) the Company has received the Sprint Termination Fee pursuant to the terms of Section 6.3(a) (and no Fee Waiver (as defined below) has been delivered) and (ii) Clearwire Communications completes construction of at least 5,000 Hotspot Sites that are On Air by January 15, 2014, in accordance with Section 8.10 of that certain 4G MVNO Agreement, dated November 28, 2008, among Sprint, Clearwire Communications and certain other parties thereto, as amended (the “4G MVNO Agreement”), then Sprint shall pay to Clearwire Communications a Wireless Broadband Services Prepayment in the amount of $100,000,000 (the “4G MVNO Prepayment”) on the date when such 5,000 Hotspot Sites are On Air (provided that if this Agreement has not been terminated by such date, any payment required to be paid pursuant to this Section 6.3(b) will be made 6 Business Days after the date the Company becomes entitled to receive the Sprint Termination Fee pursuant to the terms of Section 6.3(a)), to be credited against Sprint’s use of LTE Services under the 4G MVNO Agreement, which payment shall be (x) in addition to any Wireless Broadband Services Prepayment that Clearwire Communications may otherwise receive pursuant to Section 8.10 of the 4G MVNO Agreement, and (y) otherwise subject to all of the terms and conditions of the 4G MVNO Agreement regarding Wireless Broadband Services Prepayments, except the 4G MNVO Prepayment will not be subject to the repayment obligations contained in Section 8.10(e) of the 4G MVNO Agreement. Capitalized terms used in this Section 6.3(b) which are not otherwise defined in this Agreement shall have the meaning given to such terms in the 4G MVNO Agreement.

(c)	In the event that a Fee Entitlement Termination occurs, the Company shall have the option to (i) reject and irrevocably waive (a “Fee Waiver”) in writing its entitlement under Section 6.3(a) and Section 6.3(b) to receive the Sprint Termination Fee and the 4G MVNO Prepayment, respectively, within five (5) Business Days of the date of such termination, in which case clause (ii) of this Section 6.3(c) shall not apply to such termination and the proviso in Section 6.2(a) shall remain effective as to all Parties, or (ii) (if the Fee Waiver has not been delivered) receive the Sprint Termination Fee pursuant to Section 6.3(a) and (if applicable) the 4G MVNO Prepayment pursuant to Section 6.3(b), in which case such payment or right to receive such payment or payments (in the manner set forth in Section 6.3(a) and (if applicable) Section 6.3(b)) shall be the sole and exclusive remedy (other than with respect to any liability or obligation resulting from any fraud prior to termination) against Sprint, Acquisition Corp. or any other Subsidiary of Sprint or its or their Affiliates for any and all losses or damages suffered by the Company or its Affiliates in connection with, or as a result of this Agreement, the transactions contemplated by this Agreement or the failure of the transactions contemplated by this Agreement to be consummated, and the right to receive such fees shall be deemed to be liquidated damages (and not a penalty) for any and all losses or damages suffered or incurred by the Company, each of its Affiliates and any other Person in connection with this Agreement (and the termination hereof) and the transactions contemplated by this Agreement (and the abandonment or termination thereof) or any matter forming the basis for such termination, and none of the Company, any Affiliate of the Company or any other Person shall be entitled to bring or maintain any legal proceeding against Sprint or its Affiliates arising out of or in connection with this Agreement or the transactions contemplated by this Agreement (or the abandonment or termination thereof). If the Fee Waiver is given, the terms or amounts of the Sprint Termination Fee and the 4G MVNO Prepayment shall not be asserted by the Company as indicative qualifications or evidence of any damages, loss or liability to the Company.

(d)	Each of the Parties acknowledges that the agreements contained in Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Parties would not enter into this Agreement.

Section 6.4. Amendment. This Agreement may be amended only by an agreement in writing executed by all of the Parties. After the approval of the adoption of this Agreement by the stockholders of the Company, no amendment requiring approval of the stockholders of the Company and Acquisition Corp. under the DGCL shall be made without first obtaining such approval.

Section 6.5. Waiver. At any time prior to the Effective Time, whether before or after the satisfaction of the condition set forth in Section 5.1(b), each of the Sprint Parties, on the one hand, and the Company, on the other hand, may:

(a)	extend the time for the performance of any of the obligations or other acts of the other Party; or

(b)	waive compliance with any of the agreements of the other Party or fulfillment of any conditions to its own obligations under this Agreement.

Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party by a duly authorized officer.

ARTICLE VII

MISCELLANEOUS

Section 7.1. Definitions. In this Agreement, unless the context otherwise provides, the following terms have the following meanings:

“2010 Exchangeable Notes” means the Clearwire Communications 8.25% exchangeable notes due 2040.

“4G MVNO Agreement” has the meaning specified in Section 6.3(b).

“4G MVNO Prepayment” has the meaning specified in Section 6.3(b).

“Adverse Company Board Recommendation” has the meaning specified in Section 4.3(a).

“Acquisition Corp.” has the meaning specified in the introductory paragraph of this Agreement.

“Acquisition Proposal” means a bona fide, unsolicited, proposal from any Person (whether or not in writing) which is not withdrawn relating to any (i) direct or indirect acquisition of not less than all of the outstanding shares of Company Common Stock, (ii) direct or indirect acquisition of all or substantially all of the assets of the Company, or (iii) merger, consolidation, share exchange, business combination or similar transaction involving the Company.

“Affiliates” means, with respect to any Person, (i) any other Person that directly or indirectly Controls, is Controlled by or is under common Control with, such Person, or (ii) any director, officer, partner or member of management of such Person; provided that (a) Sprint and its Affiliates (other than the Company and the Company Subsidiaries) shall not be deemed Affiliates of the Company and the Company Subsidiaries and (b) the Company and the Company Subsidiaries shall not be deemed to be Affiliates of Sprint and its Affiliates (other than the Company and the Company Subsidiaries) for any purpose hereunder.

“Bankruptcy Exceptions” has the meaning specified in Section 2.4(c).

“Benefit Plan” has the meaning specified in Section 2.14.

“Book-Entry Shares” has the meaning specified in Section 1.5(b)(iii).

“BTA” means a Basic Trading Area, as determined by the FCC.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Certificates” has the meaning specified in Section 1.5(b)(iii).

“Certificate of Merger” has the meaning specified in Section 1.2.

“CFIUS” has the meaning specified in Section 2.5(b).

“Change of Recommendation Notice” has the meaning specified in Section 4.3(c).

“Class A Common Stock” has the meaning specified in the Recitals of this Agreement.

“Class B Common Stock” has the meaning specified in the Recitals of this Agreement.

“Class B Units” has the meaning specified in the Recitals of this Agreement.

“Clearwire Communications” has the meaning specified in the Recitals of this Agreement.

“Closing” has the meaning specified in Section 1.3.

“Closing Date” has the meaning specified in Section 1.3.

“Code” means the US Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the introductory paragraph of this Agreement.

“Company Affiliate” means any Person under common control with the Company within the meaning of Section 414(b), (c), (m) and (o) of the Code or Section 4001 of ERISA, and the regulations thereunder.

“Company Associate” means any current or former employee, independent contractor, consultant or director of or to any of the Company or any Company Affiliate or the beneficiary or dependent of such Person.

“Company Common Stock” has the meaning specified in the Recitals of this Agreement.

“Company De Facto Transfer Lease” means a Company Lease that is a long term de facto transfer leasing arrangement pursuant 47 C.F.R. 1.9030.

“Company Disclosure Schedule” has the meaning specified in Article II.

“Company Equityholders’ Agreement” means that certain Equityholders’ Agreement, dated November 28, 2008, among the Company, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, and BHN Spectrum Investments, LLC.

“Company In-Lease” means any Company Lease other than a Company Out-Lease.

“Company Lease” means any Lease under which the Company or any of the Domestic Company Subsidiaries is a party and that encumbers any License.

“Company Lease Facilities” has the meaning set forth in Section 2.18(i)(i).

“Company Leased FCC Licenses” has the meaning set forth in Section 2.18(h)(i).

“Company Licenses” means the Licenses held by the Company or any of the Domestic Company Subsidiaries.

“Company License Facilities” has the meaning set forth in Section 2.17(c)(i).

“Company Network Assets” means the tower sites, equipment and related assets (including design plans) owned by the Company or any of the Company Subsidiaries and used in connection with the Company Licenses or Company Leases.

“Company Out-Lease” means any Company Lease under which the Company or any of the Company Subsidiaries is the lessor or sublessor.

“Company Privacy Policy” means each published privacy policy of the Company or any Company Subsidiary, including any policy relating to (a) the privacy of any user of any Company Product or any user of any website of the Company or any Company Subsidiary or (b) the collection, storage, disclosure or transfer of any Personal Data including any employee information that constitutes Personal Data.

“Company Product” means any product or service that the Company or any Company Subsidiary has manufactured, marketed, distributed, leased (as lessor), licensed (as licensor) or sold.

“Company Real Property” means the Owned Real Property and the Leased Real Property.

“Company Stockholders’ Meeting” has the meaning set forth in Section 4.3(a).

“Company Subsidiaries” has the meaning specified in Section 2.3.

“Continuation Period” has the meaning specified in Section 4.14(a).

“Continuing Employee” has the meaning specified in Section 4.3(a).

“Contract” means any contract, license, lease, commitment, arrangement, purchase or sale order, undertaking, understanding or other agreement, whether written or oral.

“Control” means the power to direct or cause the direction of management or policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“DGCL” has the meaning specified in the Recitals of this Agreement.

“Director RSU” has the meaning specified in Section 1.7(b).

“Dissenting Shares” has the meaning specified in Section 1.6(a).

“Domestic Company Subsidiary” means any Company Subsidiary other than Clearwire International LLC and its Subsidiaries.

“EBS” means Educational Broadband Service licensed by the FCC under Part 27 of Title 47 of the Code of Federal Regulations, as amended and interpreted by the FCC, which can be used to provide fixed and mobile wireless services.

“Effective Time” has the meaning specified in Section 1.2.

“End Date” has the meaning specified in the Sprint-SoftBank Merger Agreement, or any similar term set forth in a Replacement Sprint Merger Agreement.

“Environmental Laws” means any Law as in effect on or prior to the Closing Date relating to the protection of the environment, to pollutants, contaminants, wastes, chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, wastes or materials.

“Equityholders” means the “Equityholders” (as defined in the Company Equityholders Agreement), other than Sprint.

“ERISA” has the meaning specified in Section 2.14.

“Exchange” has the meaning specified in Section 2.2(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated under such Act from time to time.

“Exchange Agent” has the meaning specified in Section 1.8(a).

“Exchange Fund” has the meaning specified in Section 1.8(a).

“Exchangeable Notes” shall mean the 8.25% Exchangeable Notes due 2040 and issued on December 8, 2010 pursuant to the Exchangeable Notes Indenture.

“Exchangeable Notes Indenture” shall mean that certain indenture dated as of December 8, 2010 among Clearwire Communications, Clearwire Finance, Inc., a Delaware corporation, and Wilmington Trust FSB, a federal savings bank, as trustee.

“FCC” means the Federal Communications Commission.

“FCC Consent” means all FCC approvals required to consummate the Merger.

“FCC Rules” means the Communications Act of 1934, and the rules and regulations established by the FCC under the Communications Act, as codified in Title 47 of the Code of Federal Regulations, as any of them may be modified or amended from time to time hereafter, together with all orders and public notices of the FCC.

“Fee Entitlement Termination” has the meaning specified in Section 6.3(a).

“Fee Waiver” has the meaning specified in Section 6.3(c).

“Final Order” means that 41 days have elapsed from the date of the FCC’s issuance of public notice of an action without any filing of any adverse request, petition or appeal by any third Person or adverse action by the FCC on its own motion, or, if challenged, the action will have been reaffirmed or upheld and the applicable period for seeking further administrative or judicial review will have expired without the filing of any action, petition or request for further review.

“GAAP” means accounting principles and practices generally accepted from time to time in the United States.

“Governmental Entity” means a court, legislature or other agency or instrumentality or political subdivision of any United States or foreign federal, national, multi-national, state, provincial or local government.

“Governmental Licenses” means all notifications, licenses, permits (including environmental, construction and operation permits), franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations issued by a Governmental Entity, and applications therefor, except Licenses issued by the FCC.

“HSR Act” has the meaning specified in Section 2.5(b).

“Intel” has the meaning specified in the Recitals of this Agreement.

“Intellectual Property” means all rights of the following types, which may exist under the laws of any jurisdiction in the world: (i) rights associated with works of authorship, including copyrights, moral rights and mask works; (ii) trademark, service mark and trade name rights and similar rights in indicia of source; (iii) trade secret rights; (iv) patent and industrial property rights; and (v) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses (i) through (iv) above including all rights of the foregoing types which may exist in software, designs, schematics, protocols, documentation, databases, interfaces, web sites, domain names, algorithms, methods, processes, inventions, proprietary information, and other technology.

“Knowledge” means (i) with respect to the Company, all facts actually known after reasonable inquiry by any of the individuals listed on Section 7.1 of the Company Disclosure Schedule and (ii) with respect to the Sprint Parties, all facts actually known after reasonable inquiry by any of the individuals listed on Section 7.1 of the Sprint Disclosure Schedule.

“Law” means any applicable foreign or domestic, federal, state or local law (including common law), statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or requirement of any Governmental Entity or any arbitration tribunal.

“Lease” means any written agreements, together with all amendments, waivers and notices to these written agreements, under which a Person leases the right to use the transmission capacity associated with a License.

“Leased Real Property” has the meaning specified in Section 2.23(b).

“License” means any license, permit or similar authorization issued or granted by the FCC allowing the use of electromagnetic spectrum or the construction and operation of a radio station, including any application for a License and any application to renew any previously existing License

“Lien” means any mortgage, pledge, lien, charge, restriction, claim or encumbrance of any nature whatsoever (other than statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings and for which adequate reserves have been established in accordance with GAAP), including any restriction on use, transfer, voting or other exercise of any attributes of ownership.

“Material Adverse Effect” means any change, development, event, fact, circumstance or other matter that, has or has had a material adverse effect on the continuing operations, business or financial condition of the Company or the Company Subsidiaries, taken as a whole; provided that no change, development, event, fact or circumstance shall be deemed to constitute, nor shall any change, development, event, fact or circumstance be taken into account in determining whether there has been a Material Adverse Effect, to the extent that such change, development, event, fact or circumstance results from, arises out of, or relates to: (a) any change in the market price or trading volume of the Class A Common Stock after the date of this Agreement or the failure of the Company to meet projections or forecasts (except this clause (a) does not exclude any underlying circumstance, change, event, fact, development or effect that may have caused such change in market price or failure to meet projections or forecasts); (b) changes, circumstances or conditions generally affecting any industry in which the Company or any Company Subsidiary participate (except to the extent having a materially disproportionate effect on the Company and the Company Subsidiaries, as compared to other comparable companies in its industry); (c) changes in or generally affecting United States, other national, or global economic conditions or financial, banking or securities markets; (d) changes resulting from a change or proposed change in any applicable Law or GAAP or official interpretation thereof or other accounting requirement or principle (except to the extent having a materially disproportionate effect on the Company and the Company Subsidiaries, as compared to other comparable companies in its industry); (e) changes resulting from any act of God; (f) changes resulting from any act of war or terrorism (or any escalation thereof) or any national or international political condition, including the engagement by the United States in hostilities or the expansion of hostilities ongoing on the date of this Agreement, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (except to the extent having a materially disproportionate effect on the Company and the Company Subsidiaries), (g) changes relating to the availability to the Company of its net operating loss and other Tax attributes and/or carry forwards, other than such changes resulting from a failure of the representations and warranties set forth in Section 2.15 to be true, correct and complete or resulting from a breach of the covenant set forth in Section 4.1(s); (h) changes resulting from Sprint’s breach of any Contract between the Company or any Company Subsidiary, on the one hand, and Sprint or any Subsidiary of Sprint, on the other hand or under the Sprint-SoftBank Merger Agreement, or (i) changes, facts, circumstances or conditions attributable to the announcement or existence of this Agreement or any transactions contemplated by or in compliance with any term of this Agreement or the Note Purchase Agreement; provided, however, that the exception in this clause (i) will not be deemed to apply to references to Material Adverse Effect in the representations and warranties set forth in Sections 2.5 and, to the extent related to such representations and warranties, the conditions set forth in Sections 5.3(a).

“Material Contract” has the meaning specified in Section 2.16(b).

“Merger” has the meaning specified in the Recitals of this Agreement.

“Merger Consideration” has the meaning specified in the Recitals of this Agreement.

“MHz-Pops” means, with respect to any set of spectrum rights, the number of MHz of spectrum bandwidth to which such rights apply, multiplied by the population residing within the Geographic Service Area (as defined in Section 27.1206 of the FCC Rules, a GSA ) covered by such rights. For the purpose of calculating MHz and MHz-Pops, only the MHz and MHz-Pops associated with Licenses that are in full force and effect shall be included in any calculation. Determination of population for any GSA or BTA will be based upon the current SRC, LLC population database, or such other industry-standard database as may be mutually agreed upon by the Parties. Clearwire will use MapInfo and its proprietary software to determine GSA boundaries and associated population counts as well as to plot such GSAs for graphical presentation.

“Note Purchase Agreement” has the meaning specified in the Recitals of this Agreement.

“Note Purchase Approvals” means the affirmative vote of (i) at least the majority of the outstanding shares of Company Common Stock and (ii) at least the majority of all outstanding shares of Company Common Stock not held by SoftBank, Sprint and their respective Affiliates in favor of: (a) amending the Company’s amended and restated certificate of incorporation to (x) increase the Company’s authorized shares of Class A Common Stock by 1,019,162,522 shares and (y) increase the Company’s authorized shares of Class B Common Stock by 1,019,162,522 shares; and (ii) authorizing the issuance of the Class A Common Stock which may be issued upon exchange of the Notes or upon the exchange of the Class B Common Stock and Class B Units, as applicable, in accordance with the NASDAQ listing requirements.

“Notes” has the meaning specified in the Recitals of this Agreement.

“Option” has the meaning specified in Section 1.7(a).

“Option Exercise” has the meaning specified in Section 2.2(b).

“Outside Date” has the meaning specified in Section 6.1(b)(i).

“Owned Real Property” has the meaning specified in Section 2.23(a).

“Party” means each of Sprint, Acquisition Corp. and the Company, and “Parties” means all of the foregoing.

“Person” means any individual, corporation, joint venture, partnership, limited liability company, trust, unincorporated organization, Governmental Entity or other entity.

“Personal Data” includes any information that allows the identification of a natural person, including (a) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number and customer or account number, (b) any other piece of information that allows the identification of a natural person, and (c) any other data or information collected by or on behalf of the Company or a Company Subsidiary from users of Company Products or any website of the Company or any Company Subsidiary.

“Preferred Stock” has the meaning specified in Section 2.2(a).

“Proceeding” means any claim, action, arbitration, hearing, legal complaint, investigation, litigation, or suit (whether civil, criminal, administrative) commenced, brought, conducted, or heard by or before, any Governmental Entity or arbitrator.

“Proxy Statement” has the meaning specified in Section 4.2(a).

“Public Stockholders” means all of the holders of shares of Company Common Stock, excluding Sprint, SoftBank and their respective Affiliates; provided that, for purposes of Section 2.6, “Public Stockholders” shall only include holders of shares of Class A Common Stock, in their capacity as such, excluding Sprint, SoftBank and their respective Affiliates.

“Required Company Stockholder Vote” has the meaning specified in Section 2.4(a).

“Required Consents” has the meaning specified in Section 5.1(c).

“Restricted Cash Account” has the meaning specified in Section 1.7(c).

“Restrictions” has the meaning specified in Section 4.4(a).

“RSUs” means the Director RSUs and the Unvested RSUs.

“Schedule 13E-3” has the meaning specified in Section 4.2(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated under such Act from time to time.

“SEC” means the Securities and Exchange Commission, and any successor or replacement entity.

“SEC Documents” has the meaning specified in Section 2.9(a).

“Section 721” has the meaning specified in Section 2.5(b).

“SoftBank” means SOFTBANK CORP., a Japanese kabushiki kaisha.

“SoftBank Consent” has the meaning specified in Section 3.3(c).

“Special Committee” has the meaning specified in the Recitals of this Agreement.

“Specified Company Contracts” means Contracts of the Company or any of the Company Subsidiaries (other than Company Licenses and Company Leases) (a) which involve obligations of, or payments to the Company or any Company Subsidiary in excess of $10 million, (b) which involve the granting of any rights or any provisions that, individually or in the aggregate, materially restrict or adversely affect the development, licensing, marketing, distribution or sale of the Company’s or its Affiliates’ products or services, (c) which limit or purport to limit the freedom of the Company or any of its Affiliates to compete in any line of business or with any Person or in any area or which would so limit the freedom of the Surviving Corporation or any of its Affiliates after the Effective Time, (d) which grant any exclusive license or supply or distribution agreement or right or other exclusive rights, (e) which involve “most favored nation” or similar obligations or restrictions, (f) that would, after the Closing, purport to bind (or otherwise restrict in any way) any Affiliate of the Surviving Corporation (other than the Surviving Corporation or any of its Subsidiaries), (g) with any U.S. federal Governmental Entity or (h) with any Equityholder or any Affiliates of an Equityholder (excluding the Company and the Company Subsidiaries).

“Sprint” has the meaning specified in the introductory paragraph of this Agreement.

“Sprint Disclosure Schedule” has the meaning specified in Article III.

“Sprint Fiduciary Duties” has the meaning specified in Section 4.5.

“Sprint Parties” has the meaning specified in the introductory paragraph of this Agreement.

“Sprint Regulatory Adverse Effect” has the meaning specified in Section 4.4(a).

“Sprint-SoftBank Merger Agreement” means that certain Agreement and Plan of Merger, dated as of October 15, 2012, as amended, by and among Sprint, SoftBank, Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc.

“Sprint Termination Fee” has the meaning specified in Section 6.3(a).

“Stock Plans” has the meaning specified in Section 1.7(a).

“Subsidiary” of a Person means a corporation, association, subsidiary, partnership, limited liability company or other entity of which such Person controls, directly or indirectly, 50% or more of the outstanding equity interests; provided that neither the Company nor any of the Company Subsidiaries shall be considered a Subsidiary of Sprint or its Affiliates.

“Surviving Corporation” has the meaning specified in Section 1.1.

“Tax” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duties, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, license, estimated, real property, personal property, windfall profits or other taxes, duties, fees or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a Tax authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2012, included in the Company’s Report on Form 10-Q for the fiscal quarter ended September 30, 2012.

“Underlying Basis” has the meaning specified in Section 4.3(c).

“Unvested RSU” has the meaning specified in Section 1.7(c).

“Voting and Support Agreement” has the meaning specified in the Recitals of this Agreement.

Section 7.2. Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time, and none of the Sprint Parties and the Company, their respective Affiliates and any of the officers, directors, employees or stockholders of any of the foregoing, will have any liability whatsoever with respect to any such representation or warranty after such time.

Section 7.3. Expenses. Except as contemplated by this Agreement, all costs and expenses incurred in connection with the Agreement and the consummation of the transactions contemplated by this Agreement will be the obligation of the Party incurring such expenses; provided, however, that Sprint and the Company will share all fees and expenses, other than attorneys’ fees, incurred in connection with the filing, printing and mailing of the Proxy Statement and any amendments or supplements thereto and Schedule 13E-3 and any amendments or supplements thereto.

Section 7.4. Applicable Law; Jurisdiction; Specific Enforcement.

(a)

This Agreement will be governed by the laws of the State of Delaware without regard to the conflicts of law principles thereof. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware, and the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of such court (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties hereto. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. EACH PARTY FURTHER HEREBY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL OR EQUITABLE ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) AND ANY OBJECTION THAT SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE AFOREMENTIONED COURTS.

(b)	The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which such Party is entitled at law or in equity.

Section 7.5. Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested upon receipt, five Business Days after being so sent; (b) if sent by reputable overnight air courier, two Business Days after being so sent; (c) if sent by telecopy transmission, with a copy mailed on the same day in the manner provided in clause (a) or (b) above, when transmitted and receipt is confirmed by telephone; or (d) if otherwise actually personally delivered, when delivered, and shall be sent or delivered as follows:

If to the Company, to:

Clearwire Corporation

1475 120th Avenue Northeast

Bellevue, Washington 98005

Attention: Chief Executive Officer

Fax: (425) 505-6505

with copies to:

Clearwire Corporation

1475 120th Avenue Northeast

Bellevue, Washington 98005

Attention: Legal Department

Fax: (425) 216-7776

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: David Fox

                 Joshua Korff

                 David Feirstein

Fax: (212) 446-4640

And a copy on behalf of the Special Committee to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Robert E. Spatt

                 Marni J. Lerner

Fax: (212) 455-2502

If to any Sprint Party, to:

Sprint Nextel Corporation

6200 Sprint Parkway

Overland Park, Kansas 66251

Attention: General Counsel

Fax:(913) 794-1432

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention: Thomas H. Kennedy

                 Jeremy D. London

Fax: (212) 735-2000

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

Attention: Michael J. Egan

Fax: (404) 572-5100

Such names and addresses may be changed by such notice.

Section 7.6. Entire Agreement. This Agreement (including the documents and instruments referred to in this Agreement) contains the entire understanding of the Parties with respect to the subject matter hereof, and supersedes and cancels all prior agreements, negotiations, correspondence, undertakings and communications of the Parties, oral or written, respecting such subject matter. Nothing in this Agreement is intended to affect the 4G MVNO Agreement, which will remain in full force and effect in accordance with its existing terms, whether or not this Agreement remains effective or is terminated.

Section 7.7. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Party or Parties, as the case may be; provided, however, that, prior to the mailing of the Proxy Statement to the Public Stockholders, each of the Sprint Parties may assign its rights under this Agreement without such prior written consent to any of its Affiliates; provided, further, that any such assignment shall not relieve the Sprint Parties of their obligations hereunder.

Section 7.8. Headings References. The article, section and paragraph headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

Section 7.9. Construction.

(a)	The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(b)	As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The term “or” is not exclusive.

(c)	Except as otherwise indicated, all references in this Agreement to “Section,” “Sections,” “Article” or “Recital” are intended to refer to the Section, Sections, Article or Recital, as the case may be, of this Agreement.

Section 7.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which will be considered one and the same agreement.

Section 7.11. No Third Party Beneficiaries. Except as provided in Section 4.9, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies under or by reason of this Agreement.

Section 7.12. Actions of the Company. The Sprint Parties agree that any action, approval, authorization, waiver, termination or consent taken, given or made by the Company (including the Board of Directors of the Company) in respect of this Agreement or the Merger, prior to the Effective Time, shall not be effective unless such action, approval, authorization, waiver, termination or consent shall have received the prior approval of the Special Committee.

Section 7.13. Severability; Enforcement. Any term or provision of this Agreement that is held invalid or unenforceable in any jurisdiction by a court of competent jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be held unenforceable by a court of competent jurisdiction, such provision shall be interpreted to be only so broad as is enforceable.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

SPRINT NEXTEL CORPORATION

By:	/s/ Daniel R. Hesse
	Name:	Daniel R. Hesse
	Title:	Chief Executive Officer

COLLIE ACQUISITION CORP.

By:	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	President

CLEARWIRE CORPORATION

By:	/s/ Erik E. Prusch
	Name:	Erik E. Prusch
	Title:	Chief Executive Officer